UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
RULE 13a-16 OR 15d-16 UNDER THE SECURITIES
EXCHANGE ACT OF 1934

For 7 November 2012

Harmony Gold Mining Company Limited

Randfontein Office Park
Corner Main Reef Road and Ward Avenue
Randfontein, 1759
South Africa
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F X Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes No X

HARMONY™

Q1 FY13

Harmony Gold Mining Company Limited
("Harmony" or "Company")
Incorporated in the Republic of South Africa
Registration number 1950/038232/06
JSE Share code: HAR
NYSE Share code:HMY
ISIN: ZAE000015228



RESULTS FOR THE FIRST QUARTER FY13 ENDED 30 SEPTEMBER 2012

KEY FEATURES

Quarter on quarter

- Gold production increased by 8% to 10 013kg (321 924oz)
- Operating profit 9% higher at R1.4bn (US$171 million)
- Cash operating costs increased by 6% to R294 404/kg (US$1 110/oz) due to:
  - two months of winter electricity tariffs
  - annual wage increase on 1 July 2012
- Increase in headline earnings per share* to 123 SA cents (15 US cents)

* Including discontinued operations

All the figures used in this report represent continuing operations, unless specified otherwise.

FINANCIAL SUMMARY FOR THE FIRST QUARTER ENDED 30 SEPTEMBER 2012

		Quarter September 2012#	Quarter June 2012#	Q on Q variance %
Gold produced	– kg	10 013	9 269	8
	– oz	321 924	298 006	8
Cash operating costs	– R/kg	294 404	278 091	(6)
	– US$/oz	1 110	1 065	(4)
Gold sold	– kg	9 704	9 333	4
	– oz	311 992	300 062	4
Gold price received	– R/kg	440 868	421 565	5
	– US$/oz	1 663	1 615	3
Operating profit[1]	– R million	1 408	1 295	9
	– US$ million	171	159	7
Basic earnings per share*	– SAc/s	121	25	>100
	– USc/s	15	3	>100
Headline profit/(loss)*	– Rm	529	(27)	>100
	– US$m	64	(3)	>100
Headline earnings per share*	– SAc/s	123	(6)	>100
	– USc/s	15	(1)	>100
Exchange rate	– R/US$	8.25	8.12	2

\# Figures represent continuing operations unless stated otherwise

[1] Operating profit is comparable to the term production profit in the segment report in the financial statements and not to the operating profit line in the income statement

* Including discontinued operations

Shareholder information		
Issued ordinary share capital at 30 September 2012*		435 064 236
Issued ordinary share capital at 30 June 2012		431 564 236
** The increase in the issued shares is due to the shares issued to the Tlhakanelo Employee Share Trust*		
Market capitalisation		
At 30 September 2012	(ZARm)	30 381
At 30 September 2012	(US$m)	3 682
At 30 June 2012	(ZARm)	33 015
At 30 June 2012	(US$m)	4 037
Harmony ordinary share and ADR prices		
12-month high (1 October 2011 – 30 September 2012) for ordinary shares		R115.75
12-month low (1 October 2011 – 30 September 2012) for ordinary shares		R66.90
12-month high (1 October 2011 – 30 September 2012) for ADRs		US$14.37
12-month low (1 October 2011 – 30 September 2012) for ADRs		US$7.85
Free float		100%
ADR ratio		1:1
JSE Limited		HAR
Range for quarter (1 July 2012 – 30 September 2012 closing prices)		R66.90 – R70.99
Average daily volume for the quarter (1 July 2012 – 30 September 2012)		2 411 137 shares
Range for quarter (1 April 2012 – 30 June 2012 closing prices)		R72.84 – R89.00
Average daily volume for the quarter (1 April 2012 – 30 June 2012)		1 491 325 shares
New York Stock Exchange, Inc including other US trading platforms		HMY
Range for quarter (1 July 2012 – 30 September 2012 closing prices)		US$7.85 – US$8.40
Average daily volume for the quarter (1 July 2012 – 30 September 2012)		2 440 148 shares
Range for quarter (1 April 2012 – 30 June 2012 closing prices)		US$8.70 – US$11.04
Average daily volume for the quarter (1 April 2012 – 30 June 2012)		2 069 561 shares
Investors' calendar		**2012/2013**
Annual general meeting		28 November 2012
Q2 FY13 results		4 February 2013#
Q3 FY13 results		8 May 2013#
Q4 FY13 results		14 August 2013#
Investor Day		28 August 2013#
#These dates may change in future		

Harmony's Integrated Annual Report, Notice of Annual General Meeting, its Sustainable Development Report and its Annual Report filed on a Form 20F with the United States' Securities and Exchange Commission for the year ended 30 June 2012 are available on our website:
www.harmony.co.za

HARMONY™

Forward-looking statements

This quarterly report contains forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 with respect to Harmony's financial condition, results of operations, business strategies, operating efficiencies, competitive positions, growth opportunities for existing services, plans and objectives of management, markets for stock and other matters. Statements in this quarter that are not historical facts are "forward-looking statements" for the purpose of the safe harbour provided by Section 21E of the U.S. Securities Exchange Act of 1934, as amended, and Section 27A of the U.S. Securities Act of 1933, as amended. Forward-looking statements are statements that are not historical facts.

These statements include financial projections and estimates and their underlying assumptions, statements regarding plans, objectives and expectations with respect to future operations, products and services, and statements regarding future performance. Forward-looking statements are generally identified by the words "expect", "anticipates", "believes", "intends", "estimates" and similar expressions. These statements are only predictions. All forward-looking statements involve a number of risks, uncertainties and other factors and we cannot assure you that such statements will prove to be correct. Risks, uncertainties and other factors could cause actual events or results to differ from those expressed or implied by the forward-looking statements.

These forward-looking statements, including, among others, those relating to the future business prospects, revenues and income of Harmony, wherever they may occur in this quarterly report and the exhibits to this quarterly report, are necessarily estimates reflecting the best judgment of the senior management of Harmony and involve a number of risks and uncertainties that could cause actual results to differ materially from those suggested by the forward-looking statements. As a consequence, these forward-looking statements should be considered in light of various important factors, including those set forth in this quarterly report.

Important factors that could cause actual results to differ materially from estimates or projections contained in the forward-looking statements include, without limitation: overall economic and business conditions in the countries in which we operate; the ability to achieve anticipated efficiencies and other cost savings in connection with past and future acquisitions; increases or decreases in the market price of gold; the occurrence of hazards associated with underground and surface gold mining; the occurrence of labour disruptions; availability, terms and deployment of capital; changes in government regulations, particularly mining rights and environmental regulations; fluctuations in exchange rates; currency devaluations and other macro-economic monetary policies; and socio-economic instability in the countries in which we operate.

Competent person's declaration

Harmony reports in terms of the South African Code for the Reporting of Exploration results, Mineral Resources and Ore Reserves (SAMREC). Harmony employs an ore reserve manager at each of its operations who takes responsibility for reporting mineral resources and mineral reserves at his operation.

The mineral resources and mineral reserves in this report are based on information compiled by the following competent persons:

Reserves and resources South Africa:

Jaco Boshoff, Pri Sci Nat, who has 16 years' relevant experience and is registered with the South African Council for Natural Scientific Professions (SACNASP).

Reserves and resources PNG:

Stuart Hayward for the Wafi-Golpu mineral resources, Gregory Job for the Golpu mineral reserve, James Francis for the Hidden Valley mineral resources and Anton Kruger for the Hidden Valley mineral reserve. Messers Job, Francis and Kruger are corporate members of the Australian Institute of Mining and Metallurgy and Mr Hayward is a member of the Australian Institute of Geoscientists. All have relevant experience in the type and style of mineralisation for which they are reporting, and are competent persons as defined by the code.

These competent persons consent to the inclusion in the report of the matters based on the information in the form and context in which it appears. Mr Boshoff and Mr Job are full-time employees of Harmony Gold Mining Company Limited and Mr Hayward is a full-time employee of Wafi-Golpu Services Limited. Mr Francis and Mr Kruger are full-time employees of Newcrest Mining Limited (Newcrest). Newcrest is Harmony's joint venture partner in the Morobe Mining Joint Venture on the Hidden Valley mine and Wafi-Golpu project.

There has been no material changes in the mineral reserves declared as at 30 June 2012.

Chief executive officer's review

Harmony produced solid results for FY12, and improved on these in the first quarter of FY13. The company continues to generate strong cash flow, with low debt and undrawn lending facilities and a rand/dollar exchange rate that is working in our favour.

The past quarter has been a tumultuous time in the mining industry after unprotected strikes at one platinum mine spread across almost the entire mining industry, including our own Kusasalethu mine. In addition to the tragic loss of life at some operations in the mining industry and the economic cost of these actions, the scale of violence and intimidation has made media headlines around the world with concomitant impacts on investor sentiment, South Africa's sovereign credit rating, and national and industry reputations. These events have been extremely unfortunate not only for the industry and its employees, but also for future growth and development in South Africa, given the critical role of gold mining in our country's economic development.

At Harmony, some 5 400 employees at Kusasalethu mine near Carletonville embarked on an unprotected strike at the beginning of October 2012. We urged our employees to honour existing collective agreements entered into through the Chamber of Mines as well as existing bargaining structures. In addition, we continued to encourage all employees participating in this unlawful strike to act in a safe, responsible and peaceful manner, and to engage through established channels. The majority of striking workers returned to Kusasalethu on 25 October 2012. Safety inspections, safety inductions and health checks were done during the first few days of the workers' return, but production start-up has been slow.

Encouragingly, Harmony's other operations have remained at work during difficult times – arguably an indication that work done on building a common culture and values is producing benefits. I thank management teams and all employee representatives for the good relationships they have with each other and for being 'connected'.

On 25 October 2012, the Chamber of Mines, representing Harmony, AngloGold Ashanti Ltd and Gold Fields Ltd, together with the National Union of Mineworkers, Solidarity and UASA, signed an agreement to give effect to clause 11 of the 2011 – 2013 Chamber Gold Wage Agreement to put an end to the national strikes in the gold industry. The adjustment effectively increases Harmony's wages by approximately R10 million per month.

Everything we do at Harmony is based on our values – safety, honesty, achievement, accountability and connectedness. This means we do what is right for our shareholders and other stakeholders, our employees, our assets and our business.

We were able to demonstrate these values in action effectively using concrete examples during an analyst visit to our Papua New Guinea (PNG) operations in September. Harmony's chairman and management recently visited PNG and had the opportunity to meet with the prime minister, the Honourable Peter O'Neill, and members of his cabinet. The official party visited our Hidden Valley mine and Wafi-Golpu project, which was indeed an honour and privilege for us. Harmony is committed to building a mutually beneficial long-term partnership with the government of PNG, the communities living near our operations, our employees and other stakeholders.

Understanding the importance of delivering on our promises, we are focused on meeting our guidance to the investment community of delivering 1.7 million ounces of gold by 2016. An important component in reaching this milestone lies in the development work being done throughout the company to ensure our grade continues to improve. We trust that delivering on our targets will contribute to investors recognising the value in Harmony's share price.

Progress made towards our strategic objectives as at 30 June 2012 are:

Growth	Ore reserves	Increased by 27%
	Dividends	Increased by 50%
	Net debt	Lowered by R823m (US$123m)
	Capital expenditure	Funded entirely by operations – R3.2bn (US$414m)
Exploration	Expenditure	Increased by 54%
	Number of gold and copper targets	Increased
	Diversity – geographic and copper	Improved
	Discovery cost	US$6 per equivalent resource ounce
Optimising operational delivery	Improved safety	Fatalities down, improved lost-time injury frequency rate
	Disposed of non-core assets	Evander and Rand Uranium
	Improved margin	26% in FY11, 35% in FY12
	Leverage to gold price	– 36% increase in R/kg gold price = 80% increase in rand profit
		– 23% increase in US$/oz gold price = 62% increase in US$ profit
Golpu	World-class gold/copper project, long life	
	Lowest industry quartile operating cost (gold and copper)	
	Significant upside potential – Golpu and the Wafi transfer structure	

This year (FY13) we plan to produce 1.3 million ounces of gold from continuing operations. This quarter's results show that we are on course, however the strike at Kusasalethu will impact on our target (±25 000oz).

Safety and values

Regrettably, Harmony recorded three fatalities in the quarter: Mzwandile Bhudaza was a rock driller at Unisel and Sera Nkhache and Simon Retselisitsoe Molefi were contractors at Joel mine. We extend our deepest sympathy to their families and colleagues.

Given the current turmoil in the mining industry, we need to be even more vigilant about safety. It is the most important aspect of our business, and one of Harmony's values, which requires everyone to make safety the foremost priority in all circumstances. Safety awareness campaigns are on-going.

Phakisa has now reached 27 months without a fatality (1.75 million shifts), while Masimong reached 1 million fatality-free shifts in June – a milestone that took 17 months to reach. Tshepong recorded 1 million fatality-free shifts in September 2012 after nine months. At the time of writing this report, Target 1 achieved three years without a fatality (more than 1 million fatality-free shifts). Through an increased focus on

safety, behavioural improvements, reviewing accidents and potential dangerous areas, communication and remedial action, we are steadily improving the company's safety environment.

Gold market

The rand gold price received increased by 5% from R421 565/kg in the June 2012 quarter to R440 868/kg in the September 2012 quarter. During this period, the rand weakened 2% from R8.12/US$ to R8.25/US$. A 3% increase in the US dollar gold price to US$1 663/oz (US$1 615/oz in the June 2012 quarter) resulted in the higher rand per kilogram gold price.

Operational and financial results

The September 2012 quarter was a solid start to the new financial year, despite the noted industry challenges. Gold production from underground was 9% higher than the prior quarter, mainly driven by improved grade. Operating profit increased by 12% compared to the June 2012 quarter to more than R1.55 billion (including discontinued operations). Cash operating costs increased quarter on quarter, mainly due to two months of winter electricity tariffs and labour increases implemented on 1 July. This resulted in the rand per kilogram unit cost increasing by 6% from R278 091/kg in the June 2012 quarter to R294 404/kg in this quarter.

Wafi-Golpu

Results from the resource definition programme have been extremely encouraging and the resource potential at Wafi-Golpu continues to improve with ongoing drilling.

In Harmony's latest statement of mineral resources and reserves, we declared jointly-held Golpu's reserve of 450Mt at 1.21% copper and 0.86g/t gold for 12.4Moz gold and 5.4Mt copper. At 30 June 2012, Harmony's attributable gold equivalent mineral reserves in South Africa and PNG were 52.9Moz, a 31% annual increase in declared reserves. This is largely due to the increase in mineral reserves in PNG after completing the pre-feasibility study at Golpu. As drilling at Golpu continues, more ounces from PNG may be added to reserves.

Exploration

The New Guinea mobile belt represents a fertile porphyry copper/gold belt with significant exploration upside and the opportunity to repeat our success at Wafi-Golpu.

Given that investing in greenfields exploration remains a significant part of our growth strategy, Harmony's PNG exploration portfolio currently comprises three quality projects in the New Guinea mobile belt:

- Mt Hagen – mineralised porphyry copper system with highly anomalous mineralisation and alteration patterns
- Amanab – structurally hosted Au vein system
- Lake Kopiago area – potential OK Tedi/Grasberg-style target developed with detailed airborne magnetics

In South Africa, a surface drilling exploration process is under way at Masimong to prove up the extension of the known B Reef value trend in this area.

Evander transaction

In May 2012, Harmony concluded an agreement with Pan African Resources plc to dispose of its 100% interest in Evander Gold Mines Limited for R1.5 billion. Following competition authority approval in July 2012, the remaining conditions precedent are expected to be fulfilled during the third quarter of FY13.

Conclusion

In recent years, Harmony has built a reputation as a leading gold mining company in both South Africa and PNG. These results confirm that Harmony is guided by a clear strategy and expert management teams delivering sustainable and competitive results.

While the gold price, rand/dollar exchange rate, geographic and currency diversification will always be key factors in our company's performance, we are confident that the people, policies, systems and infrastructure in place will ensure Harmony's competitiveness and sustainability for many years to come.

We are committed to creating value for our shareholders and we are honouring our obligations to our employees, communities living near our mines and other stakeholders. In recent years, Harmony has invested millions of rands into improving the living standards of many communities in South Africa and Papua New Guinea through local development initiatives and our social and labour plans (see our 2012 sustainable development report on www.harmony.co.za).

We measure, we measure up and we deliver – growing gold production, reserves, profits and stakeholder benefits is our plan for FY13.

Graham Briggs
Chief executive officer

Safety and health

Harmony is committed to the health and wellbeing of our employees as it promotes a safe and productive workplace and supports a positive workplace culture. At Harmony we aim to provide a positive, supportive working environment that values the safety, health and wellbeing of our employees.

During the quarter it was decided to integrate all safety behaviour and culture initiatives into the Harmony culture programme of which safety is the first value. The work done on the integration will continue during the December 2012 quarter.

Regrettably three employees were fatally injured during the quarter in two separate incidents at Unisel and Joel, compared to one at Evander in the previous quarter. This marks a deterioration in the Fatal Injury Frequency Rate (FIFR) quarter on quarter to 0.13, from 0.04 in the previous quarter. The FIFR year to date improved by 19% to 0.13, when compared to the actual figure for the previous year of 0.16.

Year on year Harmony's total FIFR showed a continued improvement and the year to date is at the lowest level ever, but still well above the 2013 industry milestone target of 0.03. All efforts are directed towards achieving the industry-target.

The Lost Time Injury Frequency Rate (LTIFR) regressed by 3% quarter on quarter from 5.90 to 6.10 while the year to date LTIFR improved by 16% to 6.10, when compared to the actual figure for the previous year of 7.29. The year on year LTIFR improved at most South African operations with Kalgold, Masimong and Bambanani improving by 50% or more.

During the quarter, the follow-up audits on the gap analysis performed by the International Register of Certificated Auditors (IRCA) were completed at all operations and workshops with representatives from each operation were held to get additional inputs to further improve the Harmony Occupational Health and Safety Management system. A final document has been compiled for approval and implementation.

High level safety and health audits were completed on three operations during the quarter and four audit reviews were done at the applicable operations by the chief executive officer (CEO) and various other executives. The CEO used this opportunity to meet with full-time health and safety representatives and union officials at the mine to discuss safety related matters. This effort is a first-rate example of visible felt leadership with safety being led from the top.

The most significant safety achievements during the quarter were:

- Randfontein surface operations achieved 4 750 000 fatality free shifts
- Phakisa achieved 1 750 000 fall of ground fatality free shifts
- Masimong achieved 1 000 000 fatality free shifts

Our pro-active approach to the health and wellness of our employees continues through a diverse array of measures, programmes and initiatives which are supported and invested in by the Company to promote the good health of our employees. By taking a pro-active approach to our workplace health and safety, we are minimising and eliminate risks before they occur.

Financial overview

Net profit

The net profit for the September 2012 quarter was R522 million, 388% higher than the previous quarter. This reflects the increase in gold sold of 371kg (4%) as well as an increase in the gold price received of 5% to R440 868/kg.

Share-based payments

Share-based payments increased from R21 million to R105 million in the September 2012 quarter. This includes a cost of R81 million relating to the new Employee Share Ownership Plan (ESOP) awards that were granted in August 2012. In terms of the ESOP rules, all employees other than management were awarded a minimum of 100 Scheme Shares and 200 Share Appreciation Rights (SARs). In addition these employees qualify for an additional cash bonus under the SARs in the event that the share price growth is less than R18 per share.

Harmony issued 3.5 million shares to the Tlhakanelo Share Trust on 31 August 2012. In terms of IFRS 2, Share-based Payment, the SARs includes an equity-settled portion as well as a cash-settled portion relating to the cash bonus. The cash-settled portion has been recognised in the balance sheet as a derivative financial liability.

Impairment of investments

The impairment of investments amounting to R48 million in the September 2012 quarter and R144 million in the June 2012 quarter recorded in the income statement is the reduction in the fair market value of the investment in Witwatersrand Consolidated Gold Resources Limited.

Net gain on financial instruments

The net gain on financial instruments of R74 million in the September 2012 quarter is due to the increased market value of the rehabilitation funds' equity-linked deposits invested with Nedbank.

Profit on discontinued operations

Profit from discontinued operations is R89 million in the September 2012 quarter and R180 million in the June 2012 quarter. The amounts represent the net profit after taxation for Evander Gold Mines Limited. Included in the amount for the June 2012 quarter is the profit on sale of Evander 6 and Twistdraai to Taung Gold Limited of R159 million (net of taxation).

Earnings per share

Total basic earnings per share increased from 25 SA cents to 121 SA cents per share in the September 2012 quarter. Total headline earnings per share increased from a loss of 6 SA cents to earnings of 123 SA cents per share.

Borrowings and cash

The long-term portion of borrowings increased from R1 503 million to R1 840 million in the September 2012 quarter, mainly due to a drawdown of US$40 million on the US dollar syndicated revolving credit facility. During the same period cash and cash equivalents increased from R1 773 million to R2 266 million as a result of strong cash flow generated by operating activities, resulting in a positive net cash position of R120 million at quarter-end.

Assets and liabilities of disposal group classified as held for sale

Assets and liabilities of disposal groups classified as held for sale at 30 September 2012 represents the assets and liabilities of Evander Gold Mines Limited that were classified as held for sale and includes increases in cash balances as well as mining assets.

Operational overview

GROUP OPERATIONAL RESULTS

Continuing operations (excludes Evander)

Indicator	Units	September 2012	June 2012	% variance
Underground tonnes	000	1 880	1 852	2
Surface tonnes	000	2 390	2 327	3
Total tonnes	**000**	**4 761**	**4 638**	**3**
Underground grade	g/t	4.52	4.21	7
Surface grade	g/t	0.34	0.35	(3)
Total grade	**g/t**	**2.10**	**2.00**	**5**
Gold produced	**kg**	**10 013**	**9 269**	**8**
Cash operating costs	**R/kg**	**294 404**	**278 091**	**(6)**
Operating profit	**R'000**	**1 408 376**	**1 295 036**	**9**

A continued focus on grade and a further reduction in safety stoppages contributed to an 8% increase in production at 10 013kg quarter on quarter. Recovered grade was 5% higher at 2.10g/t, with our underground operations recording a 7% increase in recovered grade at 4.52g/t. Tonnes milled increased by 3% quarter on quarter to 4 761 000t.

Higher winter electricity tariffs and the annual wage increase, which came into effect on 1 July 2012, resulted in cash operating costs being 6% higher at R294 404/kg, when compared to R278 091/kg in the previous quarter.

Operating profit was 9% higher at R1.4 billion, due to increases in recovered grade and revenue.

The Rand gold price received increased by 5% from R421 565/kg to R440 868/kg quarter on quarter, while the US dollar gold price received increased by only 3% to US$1 663/oz, from US$1 615/oz in the June 2012 quarter. The higher R/kg gold price is due to the effect of a 2% weakening of the Rand from R8.12/US$ in the June 2012 quarter to R8.25/US$ in the quarter under review.

At our Investor Day held on 28 August 2012, we listed our operations from the biggest production contributor to the smallest. Our quarterly reporting has been brought in line with this approach.

Asset portfolio

Operation	Expected potential ounces[#]	Cash cost* (R/kg)	Cash costs* (US$/oz)	Life of mine (years)	Comments
Kusasalethu	260 000 – 300 000 oz	R240 000 – 250 000/kg	US$990 – 1 030/oz	25 years	In build-up
Doornkop	185 000 – 200 000 oz	R245 000 – 255 000/kg	US$1 010 – 1 050/oz	16 years	In build-up
Phakisa	175 000 – 200 000 oz	R200 000 – 210 000/kg	US$825 – 865/oz	21 years	In build-up
Tshepong	190 000 – 200 000 oz	R245 000 – 260 000/kg	US$1 010 – 1 070/oz	17 years	Steady state production
Masimong	135 000 – 150 000 oz	R215 000 – 220 000/kg	US$890 – 910/oz	13 years	Steady state production
Hidden Valley	100 000 – 135 000oz[1]	Not applicable	US$825 – 865/oz	13 years	Exploration may increase life
Target 1	115 000 – 125 000 oz	R235 000 – 250 000/kg	US$970 – 1 030/oz	12 years	Steady state production
Bambanani	110 000 – 120 000 oz	R180 000 – 200 000/kg	US$750 – 825/oz	9 years	Shaft pillar
Joel	75 000 – 85 000 oz	R230 000 – 245 000/kg	US$950 – 1 010/oz	12 years	Decline depth extension commenced
Unisel	60 000 – 75 000 oz	R270 000 – 290 000/kg	US$1 115 – 1 200/oz	6 years	Steady state production
Target 3	55 000 – 60 000 oz	R245 000 – 260 000/kg	US$1 010 – 1 070/oz	17 years	In build-up
Various surface	55 000 – 60 000 oz	R215 000 – 230 000/kg	US$890 – 950/oz	30+ years	Tailings, rock dumps, clean-up
Kalgold	35 000 – 40 000 oz	R300 000 – 320 000/kg	US$1 240 – 1 320/oz	12 years	Steady state production
Steyn 2	13 000 – 15 000 oz	R230 000 – 240 000/kg	US$950 – 990/oz	2 years	Shaft pillar
Total	**~ 1.7 million oz[#]**	**~ R230 000 – 240 000/kg**	**~ US$950 – 990/oz**		

* Future costs are calculated in real terms and using an exchange rate of US$/R7.55

[1] Represents Harmony's 50% equity portion

[#] Targeted production FY16

Kusasalethu

Indicator	Units	September 2012	June 2012	% variance
Tonnes	000	328	337	(3)
Grade	g/t	4.88	4.72	3
Gold produced	kg	1 601	1 590	1
Cash operating costs	R/kg	282 606	243 047	(16)
Operating profit	R'000	249 961	274 292	(9)

Kusasalethu had a steady quarter following a very good June quarter, producing 1 601kg of gold. An improved recovered grade at 4.88g/t equalised the effect of 3% less tonnes milled at 328 000t.

Cash operating costs were higher at R282 606/kg due to higher electricity winter tariffs, the annual wage increase and an increase in plant costs due to repairs to the milling section.

Kusasalethu again recorded the highest quarterly operating profit in the group of R250 million.

After the quarter under review, Kusasalethu's workforce embarked on an unprotected strike. The strike lasted for 23 days from 2 October 2012 to 25 October 2012, after a final ultimatum was issued and 98% of the workforce subsequently returned to work. It is estimated that the start-up and assessments at the mine will take about ten days to ensure that the mining activities return safely to normal operating capacity. The loss in production during the 23 days of strike action is estimated at approximately 15 000oz; this excludes the production lost during the assessment and safety start-up period.

Doornkop

Indicator	Units	September 2012	June 2012	% variance
Tonnes	000	245	261	(6)
Grade	g/t	3.56	3.11	14
Gold produced	kg	871	812	7
Cash operating costs	R/kg	294 156	282 498	(4)
Operating profit	R'000	125 560	107 927	16

Despite lower tonnes milled, gold production was 7% higher quarter on quarter at 871kg, due to a 14% increase in recovered grade at 3.56g/t. Tonnes milled were affected by maintenance work that was performed on the trackless machinery used in the Kimberley Reef.

An operating profit of R126 million was generated during the quarter due to the higher gold production and higher gold price received. Cash operating costs were higher at R294 156/kg, due to electricity winter tariffs, annual wage increases and the upgrade of railbound equipment.

Phakisa

Indicator	Units	September 2012	June 2012	% variance
Tonnes	000	142	153	(7)
Grade	g/t	4.78	4.84	(1)
Gold produced	kg	679	741	(8)
Cash operating costs	R/kg	367 785	296 637	(24)
Operating profit	R'000	47 800	93 710	(49)

Gold production at Phakisa was 8% lower quarter on quarter at 679kg, due to a collapse in the No. 3 ventilation shaft and industrial action at the shaft (which was resolved). The ventilation issues are being addressed – repairs to the No. 3 shaft have commenced and are likely to take four months. Changes to the ventilation system may result in production remaining static for the balance of the financial year. Grade remained steady at 4.78g/t.

An operating profit of R48 million was generated during the quarter compared to R94 million in the June 2012 quarter. The reduction in operating profit is attributable to lower gold production and higher cash operating costs of R367 785/kg. Costs were higher due to annual wage increases, electricity winter tariffs, the replacement of railveyor cars and an increase in engineering equipment associated with the build-up in production.

Tshepong

Indicator	Units	September 2012	June 2012	% variance
Tonnes	000	313	317	(1)
Grade	g/t	3.70	3.95	(6)
Gold produced	kg	1 159	1 252	(7)
Cash operating costs	R/kg	329 079	271 733	(21)
Operating profit	R'000	126 551	184 697	(31)

Tshepong recorded a R126 million operating profit, despite a 6% decrease in recovered grade and a 1% decrease in tonnes milled at 313 000t. Gold production decreased by 7% to 1 159kg.

Quarter-on-quarter, cash operating cost per unit increased to R329 079/kg due to lower volumes, annual wage increases and the electricity winter tariffs.

Masimong

Indicator	Units	September 2012	June 2012	% variance
Tonnes	000	261	231	13
Grade	g/t	3.78	3.26	16
Gold produced	kg	987	754	31
Cash operating costs	R/kg	265 698	276 523	4
Operating profit	R'000	177 406	108 136	64

This was the first quarter post the commissioning of the waste pass at Masimong. Gold production increased by 31% to 987kg, due to increased tonnes milled at 261 000t and a 16% increase in recovered grade.

Cash operating costs improved by 4% at R265 698/kg due to higher volumes, despite the annual increase in wages and higher electricity cost due to winter tariffs.

An operating profit of R177 million was recorded for the quarter; this represents a 64% improvement quarter on quarter.

Hidden Valley (held in Morobe Mining Joint Ventures – 50% of attributable production reflected)

Indicator	Units	September 2012	June 2012	% variance
Tonnes	000	491	459	7
Grade	g/t	1.40	1.45	(3)
Gold produced	kg	689	664	4
Cash operating costs	R/kg	379 303	394 277	4
Operating profit/(loss)	R'000	26 066	(10 418)	>100

Hidden Valley increased production by 4% quarter on quarter at 689kg of gold and a 7% increase in silver production at 6 975kg at a cash operating cost of R379 303/kg. The 4% improvement in the cash operating costs in the September 2012 quarter reflects the increase in gold and silver production and higher silver prices.

Mill throughput and gold recoveries improved during the September quarter, whilst gold grades remained steady. The crusher upgrade is planned to commence during the March 2013 quarter, which will allow the overland conveyor to operate at planned capacity.

An operating profit of R26 million was recorded, due to higher production at the mine.

Target 1

Indicator	Units	September 2012	June 2012	% variance
Tonnes	000	178	180	(1)
Grade	g/t	6.02	4.49	34
Gold produced	kg	1 071	808	33
Cash operating costs	R/kg	221 587	281 736	21
Operating profit	R'000	218 952	122 294	79

Recovered grade at Target 1 improved by 34% quarter on quarter from 4.49g/t to 6.02g/t, mainly due to higher than expected grades from some of the massive panels as well as improved face grades from the narrow reef stopes. As a result, gold production increased by 33% to 1 071kg, while tonnes milled were slightly down at 178 000t.

The increase in gold production reduced the cash operating costs by 21% to R221 587/kg, despite an increase in electricity winter tariffs and plant costs.

Target 1 generated an operating profit of R219 million for the quarter; this represents a 79% increase when compared to the previous quarter.

Bambanani

Indicator	Units	September 2012	June 2012	% variance
Tonnes	000	33	22	50
Grade	g/t	10.21	9.14	12
Gold produced	kg	337	201	68
Cash operating costs	R/kg	329 674	426 204	23
Operating profit/(loss)	R'000	40 649	(400)	>100

Bambanani turned its operating loss of R400 000 in the previous quarter to an operating profit of R41 million. Improvements in tonnes milled at 33 000t and recovered grade at 10.21g/t resulted in a 68% increase in gold production at 337kg for the quarter. The increase in recovered grade is due to the increase in face grades as mining moves into higher grade raises.

Due to the higher gold production, the cash operating costs improved by 23% to R329 674/kg despite cost increases.

Joel

Indicator	Units	September 2012	June 2012	% variance
Tonnes	000	167	147	14
Grade	g/t	5.39	5.37	0.4
Gold produced	kg	900	790	14
Cash operating costs	R/kg	189 823	180 796	(5)
Operating profit	R'000	212 482	191 871	11

Gold production increased by 14% quarter on quarter to 900kg, mainly due to an increase in tonnes milled at 167 000t, while the grade remained stable at 5.39g/t. As a result, operating profit was higher at R212 million.

Joel has the lowest cash operating cost in Harmony at R189 823/kg. The 5% increase from R180 796/kg in the previous quarter is due to annual wage increases and higher winter electricity tariffs.

Unisel

Indicator	Units	September 2012	June 2012	% variance
Tonnes milled	000	116	112	4
Grade	g/t	3.71	4.10	(10)
Gold produced	kg	430	459	(6)
Cash operating costs	R/kg	338 063	283 244	(19)
Operating profit	R'000	44 450	65 127	(32)

Unisel milled 116 000t at a recovered grade of 3.71g/t which resulted in a 6% decrease in gold production at 430kg quarter on quarter. The lower grade was mainly due to a decrease in belt grade, which is being addressed through applying clean mining practices.

Cash operating costs increased by 19% to R338 063/kg, due to lower gold production, annual wage increases and higher winter electricity tariffs. Lower production and higher costs resulted in a decrease in operating profit to R44 million.

Target 3

Indicator	Units	September 2012	June 2012	% variance
Tonnes	000	87	80	9
Grade	g/t	4.22	3.63	16
Gold produced	kg	367	290	27
Cash operating costs	R/kg	359 738	383 462	6
Operating profit	R'000	26 776	12 002	>100

Target 3 recorded a 27% increase in gold produced at 367kg, compared to 290kg produced in the June 2012 quarter, due to higher recovered grade and increased tonnes. Recovered grade improved by 16% quarter on quarter, largely due to an increase in face grade. Tonnes milled increased by 9% at 87 000t for the quarter.

Cash operating costs per unit improved by 6% at R359 738/kg, due to increased gold production.

Higher gold production, combined with a higher gold price received, resulted in operating profit doubling from R12 million to R27 million.

Steyn 2

Indicator	Units	September 2012	June 2012	% variance
Tonnes	000	10	12	(17)
Grade	g/t	10.10	8.75	15
Gold produced	kg	101	105	(4)
Cash operating costs	R/kg	383 436	318 895	(20)
Operating profit	R'000	5 568	10 831	(49)

Recovered grade at Steyn 2 increased by 15% quarter on quarter to 10.10g/t, mainly due to an increase in the belt grade. The changeover to hoist Steyn 2's ore from West Shaft's infrastructure took place during the quarter. The changeover process hampered the hoisting of tonnes at 10 000t, which resulted in a 4% decrease in gold production at 101kg.

Operating profit was lower quarter on quarter at R6 million due to the decrease in gold production and higher cash operating costs.

TOTAL SOUTH AFRICAN SURFACE OPERATIONS

Continuing operations (excluding Evander surface sources)

Indicator	Units	September 2012	June 2012	% variance
Tonnes	000	2 390	2 327	3
Grade	g/t	0.34	0.35	(3)
Gold produced	kg	821	803	2
Cash operating costs	R/kg	303 430	249 867	(21)
Operating profit	R'000	106 155	134 967	(21)

Gold production at the South African continuing surface sources increased by 2% quarter on quarter to 821kg, mainly due to the 3% increase in tonnes milled of 2 390 000t. Recovered grade regressed slightly at 0.34g/t.

Operating profit was 21% lower at R106 million due to higher winter electricity tariffs, increased fuel costs and higher processing, which resulted in higher operating costs at R303 430/kg.

Surface dumps (excluding Evander surface sources)

Indicator	Units	September 2012	June 2012	% variance
Tonnes	000	714	700	2
Grade	g/t	0.39	0.47	(17)
Gold produced	kg	280	330	(15)
Cash operating costs	R/kg	378 161	247 145	(53)
Operating profit	R'000	20 463	57 118	(64)

An increase in plant availability resulted in more tonnes being processed. Recovered grade decreased by 17% quarter on quarter to 0.39g/t, resulting in lower gold production at 280kg. The decrease in grade is due to the majority of the surface sources reporting lower grades with the waste rock dumps having the biggest impact.

Cash operating costs were higher quarter on quarter at R378 161/kg, due to continued maintenance costs and dust suppression on dormant slimes dams, resulting in a much lower operating profit of R20 million.

Phoenix (tailings)

Indicator	Units	September 2012	June 2012	% variance
Tonnes	000	1 286	1 290	(0.3)
Grade	g/t	0.156	0.155	0.8
Gold produced	kg	201	200	0.5
Cash operating costs	R/kg	287 239	252 790	(14)
Operating profit	R'000	25 930	33 866	(23)

Tonnes treated remained stable at 1 286 000t, while the recovered grade increased slightly and resulted in production at a similar level to the previous quarter at 201kg.

Higher winter electricity tariffs and an increase in reagent consumption negatively affected the operating profit, which was 23% lower quarter on quarter at R26 million.

Kalgold

Indicator	Units	September 2012	June 2012	% variance
Tonnes	000	390	337	16
Grade	g/t	0.87	0.81	7
Gold produced	kg	340	273	25
Cash operating costs	R/kg	251 459	251 015	(0.2)
Operating profit	R'000	59 762	43 983	36

Mining at Kalgold was done from both the A-zone and the Watertank pits, resulting in tonnes milled being 16% higher quarter on quarter at 390 000t. The recovered grade improved by 7% quarter on quarter to 0.87g/t, mainly due to the improved plant feed grade. Eight carbon in leach tanks were successfully commissioned during the quarter, which replaced the timeworn carbon in leach tanks at the plant.

Cash operating costs remained steady at R251 459/kg, due to increased gold output. Operating profit was 36% higher quarter on quarter at R60 million.

DISCONTINUED OPERATIONS

Total Evander (underground and surface)

Indicator	Units	September 2012	June 2012	% variance
Tonnes	000	159	147	8
Grade	g/t	5.14	4.73	9
Gold produced	kg	817	695	18
Cash operating costs	R/kg	259 613	301 429	14
Operating profit	R'000	141 358	95 141	49

Evander underground

Indicator	Units	September 2012	June 2012	% variance
Tonnes	000	117	97	21
Grade	g/t	6.48	6.70	(3)
Gold produced	kg	758	650	17
Cash operating costs	R/kg	268 673	304 085	12
Operating profit	R'000	123 741	87 977	41

Evander surface sources

Indicator	Units	September 2012	June 2012	% variance
Tonnes	000	42	50	(16)
Grade	g/t	1.40	0.90	56
Gold produced	kg	59	45	31
Cash operating costs	R/kg	143 220	263 067	46
Operating profit	R'000	17 617	7 164	>100

The Evander operation had a good quarter, showing improvements in all production results.

An increase of 18% in gold production and a 14% improvement in cash operating costs at R259 613/kg, resulted in an operating profit of R141 million.

Gold production at Evander increased to 817kg, due to a net increase of 8% in tonnes milled at 159 000t and an increase in recovered grade to 5.14g/t.

Development

The main purpose of development is to explore the potential of future mining operations. A development programme is vital to the life of a mine. The on-reef development grade of a shaft is an indication of the grades that will be mined in future. Important information such as expected geological structures, dip of the orebody and channel width is derived.

Depending on the shaft layout – such as the length of the raise line and spacing – ledging and stoping will take place approximately 18 to 36 months after on-reef development. Therefore the target areas for development are extremely important to prove the existence of ore of sufficient mineral content to be profitably mined and to continuously upgrade resources to reserves.

Mineral reserves block grades vs development grades September 2012


4,000
3,500
3,000
2,500
2,000
1,500
1,000
500
0
Cmg/t
KUSASALETHU
DOORNKOP
PHAKISA
TSHEPONG
MASIMONG 5
TARGET 1
BAMBANANI
JOEL
UNISEL
TARGET 3
STEYN 2 *
Mineral Reserves Block Grade (cmg/t)
Rolling 4 Quarter ave Dev Grade (cmg/t)
Current Quarter ave Dev Grade (cmg/t)

* *No reef development was done at Steyn 2 during this period, only shaft pillar extraction*

Note: The ore reserve block grades reflect the grades of the blocks in the life-of-mine plans for the various operations. These blocks are to a large degree the blocks above a certain cut-off grade that has been targeted for mining. The development grades are those as sampled in the ongoing on-reef development at the operations and no selectivity has been applied from a grade point of view.

Kusasalethu

The quarter on quarter development grade is in line with expectations and continues to support the resource estimates.

Doornkop

The development grade improved further during this quarter, due to a new raise line that was started on 192 level.

Phakisa

There was a quarter on quarter drop in the development grade. This is as a result of lower on reef meters developed in the better grade Basal Reef raises.

Tshepong

Both the Basal Reef and the B Reef development grades improved quarter on quarter. The Basal Reef returned some very good results in the decline area of the mine. This is very encouraging in terms of the future grade profile of Tshepong.

Masimong

Basal Reef development grades remain erratic, but improved marginally quarter on quarter. There was a drop in the B Reef development grades as some of the drives advanced out of the B Reef channels into areas of non-deposition of B Reef.

Target 1 (narrow reef mining)

The raises developed for narrow reef mining on the Dreyerskuil formation continue to return good values, exceeding our expectations.

Bambanani

All development is taking place in the shaft pillar. The development grade remains in line with expectations and continues to support the high grade profile of the mine.

Joel

Development grades increased during this quarter as a result of good values intersected in the raises being developed on 129 level.

Unisel

At Unisel, the development grade of the Basal Reef improved further owing to the development of higher grade pillars in the Brand 5 shaft area. The Leader Reef grade also improved and continued to show encouraging results. There was no development planned on the Middle Reef during the quarter.

Target 3 (narrow reef mining)

Both the A Reef and B Reef returned very encouraging results during the quarter. However, no Basal Reef was developed during the quarter. This is due to logistical and infrastructure constraints encountered in some of the sub-shaft areas, which is in the process of being re-commissioned.

Evander

There was an increase in the quarter on quarter development grade, due to higher grades intersected in the winzes being developed in the payshoot area. However, some localised lower grades were also intersected, which is typical of the erratic nature of the grade distribution in the Kimberly Reef.

Exploration highlights

International (Papua New Guinea)

Morobe Mining Joint Venture (MMJV) (50% Harmony)

Wafi-Golpu

On 29 August 2012, Harmony released its ore reserve and mineral resource estimates for Wafi-Golpu complex, following the completion of the technical pre-feasibility study for the Golpu deposit.

The highlights of the Golpu pre-feasibility study as well as the detail on the capital and operating costs are as follows:

*Highlights of the Golpu pre-feasibility study (PFS)**

- Excellent potential for further mineral discoveries in the region
- Golpu deposit – a large, low cost, long life, block cave mining operation
  - Updated Golpu probable mineral reserve estimate containing 12.4 million ounces of gold and 5.4 million tonnes of copper for 38.9 million gold equivalent ounces[1]
  - Drilling within the Lift 1 post completion of the study have returned higher grades than modelled in the Mineral Reserve, thus there is grade upside potential to the mineral reserve estimate
  - First production by 2019, subject to approvals and feasibility study
  - Mine life of 26 years and annual production reaches 490 000 ounces of gold and 290 000 tonnes of copper during the period 2026 to 2035 under the PFS base case scenario
  - First quartile cash costs (whether measured by gold or copper unit cost)
  - Estimated capital cost to first production of US$4.85 billion. This estimate is at PFS level and capital costs are undergoing further evaluation with the objective of optimising these
  - Harmony has budgeted US$114 million for study and drilling programme costs for FY13 and the company's share of expenditure for the feasibility study is estimated to be in the order of US$400 million, over half of which would comprise expenditure on additional resource definition drilling and early stage access decline development
  - Total capital expenditure to first production occurs over a six year period. Harmony expects to be able to fund its share of the capital expenditure largely from operating cash flow (refer to Harmony's Investor Day presentation, dated 29 August 2012 on www.harmony.co.za)
  - High grade drill intercepts occur at depth indicating good potential for a third mining lift
  - Further metallurgical test work is expected to optimise the metal recoveries assumed in the PFS
- The Wafi deposit is in Concept Study, with progress to PFS likely to occur later this calendar year

* *Important to note is that the Golpu pre-feasibility study excludes information on Wafi*

[1] *Gold equivalent based on US$1 400/oz Au and US$3.50/lb Cu*

Mineral resource estimate for the Golpu deposit

	Tonnes (Mt)	Au (g/t)	Cu (%)	Ag (g/t)	Contained Gold (Moz)	Contained Copper (Mt)	Contained Silver (Moz)	Gold Equivalent[1] (Moz)
Indicated Resource								
Golpu	810	0.64	0.92	1.1	16.6	7.45	28.6	53.7
Inferred Resource								
Golpu	190	0.61	0.80	1.0	3.7	1.52	6.1	11.5
Total Resource								
Golpu	1 000	0.63	0.90	1.1	20.3	8.97	34.7	65.2

Mineral reserve estimate for the Golpu deposit

	Tonnes (Mt)	Au (g/t)	Cu (%)	Contained Gold (Moz)	Contained Copper (Mt)	Gold Equivalent[1] (Moz)
Probable Reserve						
Golpu	450	0.86	1.2	12.4	5.44	38.9[1]

The Golpu Indicated Mineral Resource is inclusive of the Golpu Probable Mineral Reserve as set out above. For the purpose of this release, Mineral Resources and Mineral Reserves are reported in 100% terms. Harmony has a beneficial interest of 50% in these resources and reserves.

[1] *Gold equivalent based on US$1 400/oz Au and US$3.50/lb Cu*

Estimate capital and operating cost as per Golpu pre-feasibility study

The estimated initial capital cost to first production for the Golpu development from the PFS is set out below.

There is potential for capital costs to be optimised from the PFS estimates and capital costs are undergoing further evaluation to leverage cost reduction opportunities presented by forecast weaker economic conditions. No major commitments are being made until this review has been completed.

Capital cost estimate

Area	PFS Estimate (US$m)*
Direct Costs	
Mine	968
Process Plant	652
Infrastructure	558
Power Supply	472
Total Direct Costs	2 649
Indirect Costs	
Project Management	678
Owners' Costs	635
Drilling and Studies	445
Total Indirect Costs	1 758
Contingency	437
Total Capital Cost	4 845

**Figures quoted on 100% basis*

Harmony's share of project expenditure up to completion of the feasibility study is expected to be approximately US$400 million and a further US$270 million prior to receiving all approvals and permits necessary for construction to commence in mid-2016. The majority of this pre-execution phase expenditure comprises resource definition drilling, technical studies and access decline development.

In addition to the contingency shown in the capital cost estimate table above, growth allowances have been made in each sub-element of Direct and Indirect Costs.

After first production, there will be ongoing capital expenditure for the remainder of the mine life, including ongoing mine development to deliver the projected production. The PFS estimates total capital expenditure on a 100% basis (including the US$4.8 billion referred to above) for the life of the project to be US$9.8 billion.

The operating costs per tonne of ore processed for Lift 1 and Lift 2 estimated in the PFS are as follows:

Operating cost estimate

Area	PFS Estimate (US$/t processed) (Life-of-Project)
Mining	8.64
Processing	7.39
Infrastructure	1.62
G&A	5.01
Total Operating Cost	22.65

Indicative pre-feasibility parameters

The key outcomes of the study are as follows:

Pre-feasibility base case 22Mtpa capacity	Units	Result*
Production Life	Years	26
Peak Au Production	koz pa	560
Peak Cu Production	kt pa	335
Annual Au Production[1]	koz pa	490
Annual Cu Production[1]	kt pa	290
Gold Cash Cost[2]	US$/oz	Negative 2 600[3]
Copper Cash Cost[2]	US$/lb	0.54[3]
Total Initial Capital	US$B	4.85
Total Capital	US$B	9.75

1. *For the period 2026 – 2035*
2. *Net of by-product credits*
3. *Price assumption used: Gold $1 650/oz and Copper US$3.50/lb*

* *Figures quoted on 100% basis*

The joint venture participants are engaging with the government and landowner representatives, to ensure alignment on the planned project development and key elements of the next phase of work. Capital costs and key contractors are also being reviewed before the commencement of the feasibility study.

Figure 1: Plan view of MMJV project area in PNG


WAFI TRANSFER
PLAN VIEW
Zimake
Morobe Province
Bavaga
Zenapu
Wafi/Golpu
Kesiago
Pekumbe
Mt Tonn
Zenag
WR426 942m @ 0.94g/t Au, 1.18% Cu
incl. 340m @ 1.91g/t Au, 2.35% Cu
Papua New Guinea
MMJV project area
HIDDEN VALLEY - WAU DISTRICT
Edie Creek
Mungowe
Hamata
Kulang
Kuari
Kerimenge
SOLOMON SEA
Hidden Valley
GARAWARIA TREND
25 km
TENEMENT STATUS
Garawaria
Giu
Wiwo
Central Province

Drilling at Wafi-Golpu targeted the high grade zones in the upper levels of the Golpu deposit and also continued to better define the eastern margin of the resource at depth.

Drill hole WR426, targeting the eastern margin, intersected 942m at 0.94g/t Au and 1.18% Cu from 1 038m including 340m at 1.91g/t Au and 2.35% Cu from 1 246m, in line with surrounding drill holes. This confirms the vertical altitude of the geology model.

Hidden Valley district exploration

Exploration drilling continues along the prospective Wafi Transfer Zone and at the Kerimenge prospect, four kilometres north of Hidden Valley mine. The regional exploration campaign advanced with surface sampling at the Garawaria prospect, 60 kilometres southeast of Hidden Valley. Results from the ongoing regional program on EL1629 continue to highlight Garawaria as a standout gold/copper-gold target.

Results received for remaining trench samples included:

Trench 1C:	62m @ 4.01 g/t Au
Trench 3:	55m @ 1.41 g/t Au

An initial 7 holes drill programme has been approved for the prospect and camp construction and pad preparation are underway.

PNG exploration (Harmony 100%)

Figure 2: Harmony's exploration tenements


AMANAB: (granted tenement; 466 km²)
• No field work.
Lihir
MT HAGEN: (granted tenements; 666.6km²)
• Drilling recommenced (849m) to test eastern strike extension of the Penamb Cu-Au-Mo mineralisation. Results pending.
• Penamb East target developed to drill testing and pad construction in progress
Frieda/Nena
Ok Tedi
Porgera
Panguna
Wafi-Golpu
Hidden Valley
TARI: (granted tenements; 611 km2)
• Surface mapping and geochemical sampling in progress (628 samples collected). Assays pending.
• Drill camp construction underway
Misima
0 200 400
kilometers
Harmony exploration areas 100%
Morobe Mining Joint Ventures exploration areas
Note: Cu = copper; Au= gold; Mo= Molybdenum

Operating results (Rand/Metric) (US$/Imperial)

			South Africa																			International			Discontinued Operations		
			Underground production												Surface production												
		Three months ended	Kusasa-lethu	Doorn-kop	Phakisa	Tshepong	Masi-mong	Target 1	Bamba-nani	Joel	Unisel	Target 3	Steyn 2	Total Under-ground	Phoenix	Dumps	Kalgold	Total Surface	Other	Total South Africa	Hidden Valley	Other	Total Continuing Operations	Evander	Evander Surface	Harmony Total
Ore milled	**– t'000**	**Sep-12**	**328**	**245**	**142**	**313**	**261**	**178**	**33**	**167**	**116**	**87**	**10**	**1 880**	**1 286**	**714**	**390**	**2 390**	**–**	**4 270**	**491**	**–**	**4 761**	**117**	**42**	**4 920**
		Jun-12	337	261	153	317	231	180	22	147	112	80	12	1 852	1 290	700	337	2 327	–	4 179	459	–	4 638	97	50	4 785
Gold produced	**– kg**	**Sep-12**	**1 601**	**871**	**679**	**1 159**	**987**	**1 071**	**337**	**900**	**430**	**367**	**101**	**8 503**	**201**	**280**	**340**	**821**	**–**	**9 324**	**689**	**–**	**10 013**	**758**	**59**	**10 830**
		Jun-12	1 590	812	741	1 252	754	808	201	790	459	290	105	7 802	200	330	273	803	–	8 605	664	–	9 269	650	45	9 964
Gold produced	**– oz**	**Sep-12**	**51 473**	**28 003**	**21 830**	**37 263**	**31 733**	**34 433**	**10 835**	**28 936**	**13 825**	**11 799**	**3 247**	**273 377**	**6 462**	**9 002**	**10 931**	**26 395**	**–**	**299 772**	**22 152**	**–**	**321 924**	**24 370**	**1 897**	**348 191**
		Jun-12	51 120	26 106	23 824	40 253	24 242	25 978	6 462	25 399	14 757	9 324	3 376	250 841	6 430	10 610	8 777	25 817	–	276 658	21 348	–	298 006	20 898	1 447	320 351
Yield	**– g/tonne**	**Sep-12**	**4.88**	**3.56**	**4.78**	**3.70**	**3.78**	**6.02**	**10.21**	**5.39**	**3.71**	**4.22**	**10.10**	**4.52**	**0.16**	**0.39**	**0.87**	**0.34**	**–**	**2.18**	**1.40**	**–**	**2.10**	**6.48**	**1.40**	**2.20**
		Jun-12	4.72	3.11	4.84	3.95	3.26	4.49	9.14	5.37	4.10	3.63	8.75	4.21	0.16	0.47	0.81	0.35	–	2.06	1.45	–	2.00	6.70	0.90	2.08
Cash operating costs	**– R/kg**	**Sep-12**	**282 606**	**294 156**	**367 785**	**329 079**	**265 698**	**221 587**	**329 674**	**189 823**	**338 063**	**359 738**	**383 436**	**286 654**	**287 239**	**378 161**	**251 459**	**303 430**	**–**	**288 131**	**379 303**	**–**	**294 404**	**268 673**	**143 220**	**291 780**
		Jun-12	243 047	282 498	296 637	271 733	276 523	281 736	426 204	180 796	283 244	383 462	318 895	271 108	252 790	247 145	251 015	249 867	–	269 126	394 277	–	278 091	304 085	263 067	279 719
Cash operating costs	**– $/oz**	**Sep-12**	**1 066**	**1 109**	**1 387**	**1 241**	**1 002**	**836**	**1 243**	**716**	**1 275**	**1 357**	**1 446**	**1 081**	**1 083**	**1 426**	**948**	**1 144**	**–**	**1 087**	**1 430**	**–**	**1 110**	**1 013**	**540**	**1 100**
		Jun-12	931	1 082	1 136	1 041	1 059	1 079	1 632	692	1 085	1 469	1 221	1 038	968	947	961	957	–	1 031	1 510	–	1 065	1 165	1 008	1 071
Cash operating costs	**– R/tonne**	**Sep-12**	**1 379**	**1 046**	**1 759**	**1 219**	**1 005**	**1 333**	**3 367**	**1 023**	**1 253**	**1 518**	**3 873**	**1 296**	**45**	**148**	**219**	**104**	**–**	**629**	**532**	**–**	**619**	**1 741**	**201**	**642**
		Jun-12	1 147	879	1 437	1 073	903	1 265	3 894	972	1 161	1 390	2 790	1 142	39	117	203	86	–	554	570	–	556	2 038	237	582
Gold sold	**– kg**	**Sep-12**	**1 545**	**848**	**678**	**1 158**	**986**	**1 008**	**337**	**856**	**430**	**345**	**101**	**8 292**	**179**	**269**	**316**	**764**	**–**	**9 056**	**648**	**–**	**9 704**	**714**	**59**	**10 477**
		Jun-12	1 512	817	739	1 247	752	877	201	834	458	314	104	7 855	206	335	296	837	–	8 692	641	–	9 333	660	45	10 038
Gold sold	**– oz**	**Sep-12**	**49 673**	**27 264**	**21 798**	**37 231**	**31 701**	**32 408**	**10 835**	**27 521**	**13 825**	**11 092**	**3 247**	**266 595**	**5 755**	**8 648**	**10 160**	**24 563**	**–**	**291 158**	**20 834**	**–**	**311 992**	**22 956**	**1 897**	**336 845**
		Jun-12	48 612	26 267	23 759	40 092	24 177	28 196	6 462	26 814	14 725	10 095	3 344	252 543	6 623	10 770	9 517	26 910	–	279 453	20 609	–	300 062	21 219	1 447	322 728
Revenue	**(R'000)**	**Sep-12**	**683 540**	**374 477**	**298 387**	**509 194**	**435 594**	**442 824**	**149 441**	**374 867**	**190 189**	**151 293**	**44 331**	**3 654 137**	**78 855**	**118 204**	**140 117**	**337 176**	**–**	**3 991 313**	**286 867**	**–**	**4 278 180**	**315 346**	**26 067**	**4 619 593**
		Jun-12	641 580	344 493	311 212	525 128	316 679	368 359	84 640	351 648	192 912	132 225	43 824	3 312 700	87 078	140 908	124 972	352 958	–	3 665 658	268 805	–	3 934 463	279 277	19 002	4 232 742
Cash operating costs	**(R'000)**	**Sep-12**	**452 453**	**256 210**	**249 726**	**381 403**	**262 244**	**237 320**	**111 100**	**170 841**	**145 367**	**132 024**	**38 727**	**2 437 415**	**57 735**	**105 885**	**85 496**	**249 116**	**–**	**2 686 531**	**261 340**	**–**	**2 947 871**	**203 654**	**8 450**	**3 159 975**
		Jun-12	386 444	229 388	219 808	340 210	208 498	227 643	85 667	142 829	130 009	111 204	33 484	2 115 184	50 558	81 558	68 527	200 643	–	2 315 827	261 800	–	2 577 627	197 655	11 838	2 787 120
Inventory movement	**(R'000)**	**Sep-12**	**(18 874)**	**(7 293)**	**861**	**1 240**	**(4 056)**	**(13 448)**	**(2 308)**	**(8 456)**	**372**	**(7 507)**	**36**	**(59 433)**	**(4 810)**	**(8 144)**	**(5 141)**	**(18 095)**	**–**	**(77 528)**	**(539)**	**–**	**(78 067)**	**(12 049)**	**–**	**(90 116)**
		Jun-12	(19 156)	7 178	(2 306)	221	45	18 422	(627)	16 948	(2 224)	9 019	(491)	27 029	2 654	2 232	12 462	17 348	–	44 377	17 423	–	61 800	(6 355)	–	55 445
Operating costs	**(R'000)**	**Sep-12**	**433 579**	**248 917**	**250 587**	**382 643**	**258 188**	**223 872**	**108 792**	**162 385**	**145 739**	**124 517**	**38 763**	**2 377 982**	**52 925**	**97 741**	**80 355**	**231 021**	**–**	**2 609 003**	**260 801**	**–**	**2 869 804**	**191 605**	**8 450**	**3 069 859**
		Jun-12	367 288	236 566	217 502	340 431	208 543	246 065	85 040	159 777	127 785	120 223	32 993	2 142 213	53 212	83 790	80 989	217 991	–	2 360 204	279 223	–	2 639 427	191 300	11 838	2 842 565
Operating profit*	**(R'000)**	**Sep-12**	**249 961**	**125 560**	**47 800**	**126 551**	**177 406**	**218 952**	**40 649**	**212 482**	**44 450**	**26 776**	**5 568**	**1 276 155**	**25 930**	**20 463**	**59 762**	**106 155**	**–**	**1 382 310**	**26 066**	**–**	**1 408 376**	**123 741**	**17 617**	**1 549 734**
		Jun-12	274 292	107 927	93 710	184 697	108 136	122 294	(400)	191 871	65 127	12 002	10 831	1 170 487	33 866	57 118	43 983	134 967	–	1 305 454	(10 418)	–	1 295 036	87 977	7 164	1 390 177
Operating profit*	**($'000)**	**Sep-12**	**30 305**	**15 223**	**5 796**	**15 344**	**21 509**	**26 546**	**4 929**	**25 762**	**5 388**	**3 246**	**676**	**154 724**	**3 144**	**2 482**	**7 245**	**12 871**	**–**	**167 595**	**3 160**	**–**	**170 755**	**15 002**	**2 135**	**187 892**
		Jun-12	33 777	13 290	11 540	22 745	13 316	15 059	(49)	23 629	8 020	1 478	1 334	144 139	4 170	7 033	5 417	16 620	–	160 759	(1 284)	–	159 475	10 834	882	171 191
Capital expenditure	**(R'000)**	**Sep-12**	**116 450**	**77 688**	**77 645**	**75 254**	**36 268**	**86 400**	**31 261**	**38 105**	**15 565**	**28 320**	**838**	**583 794**	**67 869**	**5 765**	**12 548**	**86 182**	**6 699**	**676 675**	**87 153**	**130 955**	**894 783**	**53 489**	**–**	**948 272**
		Jun-12	102 993	92 378	75 172	88 812	42 103	71 160	43 188	41 879	20 333	31 806	11 051	620 875	21 598	8 926	27 592	58 116	7 866	686 857	121 347	121 656	929 860	46 530	–	976 390
Capital expenditure	**($'000)**	**Sep-12**	**14 119**	**9 419**	**9 414**	**9 124**	**4 397**	**10 475**	**3 790**	**4 620**	**1 887**	**3 434**	**102**	**70 781**	**8 229**	**699**	**1 521**	**10 449**	**812**	**82 042**	**10 567**	**15 877**	**108 486**	**6 485**	**–**	**114 971**
		Jun-12	12 683	11 376	9 257	10 937	5 185	8 763	5 318	5 157	2 504	3 917	1 361	76 458	2 660	1 099	3 398	7 157	969	84 584	14 943	14 982	114 509	5 730	–	120 239

* Operating profit/(loss) is comparable to the term production profit/(loss) in the segment report in the financial statements and not to the operating profit line item in the income statement.

CONDENSED CONSOLIDATED INCOME STATEMENTS (Rand)

		Quarter ended			Year ended
Figures in million	Note	30 September 2012 (Unaudited)	30 June 2012 (Unaudited)	30 September[1] 2011 (Unaudited)	30 June 2012 (Audited)
Continuing operations					
Revenue		4 278	3 934	3 574	15 169
Cost of sales	2	(3 490)	(3 325)	(2 975)	(12 137)
Production costs		(2 870)	(2 639)	(2 440)	(9 911)
Amortisation and depreciation		(481)	(548)	(445)	(1 921)
Reversal of impairment of assets		–	60	–	60
Employment termination and restructuring costs		(7)	(11)	(34)	(81)
Share-based payments	3	(105)	(21)	(22)	(87)
Other items		(27)	(166)	(34)	(197)
Gross profit		**788**	**609**	**599**	**3 032**
Corporate, administration and other expenditure		(106)	(91)	(80)	(352)
Social investment expenditure		(20)	(22)	(14)	(72)
Exploration expenditure		(136)	(161)	(96)	(500)
Profit on sale of property, plant and equipment		55	34	26	63
Other income/(expenses) – net		3	(74)	18	(50)
Operating profit		**584**	**295**	**453**	**2 121**
Reversal of impairment of investment in associate		–	–	48	56
Impairment of investments	4	(48)	(144)	–	(144)
Net gain/(loss) on financial instruments		74	12	(23)	86
Investment income		33	33	16	97
Finance cost		(58)	(69)	(70)	(286)
Profit before taxation		**585**	**127**	**424**	**1 930**
Taxation	5	(152)	(200)	(57)	123
Normal taxation		(111)	(83)	(40)	(199)
Deferred taxation		(41)	(117)	(17)	322
Net profit/(loss) from continuing operations		**433**	**(73)**	**367**	**2 053**
Discontinued operations					
Profit from discontinued operations	6	89	180	111	592
Net profit for the period		**522**	**107**	**478**	**2 645**
Attributable to:					
Owners of the parent		522	107	478	2 645
Earnings per ordinary share (cents)	7				
Earnings/(loss) from continuing operations		100	(17)	85	477
Earnings from discontinued operations		21	42	26	137
Total earnings		**121**	**25**	**111**	**614**
Diluted earnings per ordinary share (cents)	7				
Earnings/(loss) from continuing operations		100	(17)	85	476
Earnings from discontinued operations		21	42	26	136
Total diluted earnings		**121**	**25**	**111**	**612**

[1] The comparative figures are re-presented due to Evander being reclassified as a discontinued operation. See note 6 in this regard.

The accompanying notes are an integral part of these condensed consolidated financial statements.

CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (Rand)

Figures in million	Note	Quarter ended 30 September 2012 (Unaudited)	Quarter ended 30 June 2012 (Unaudited)	Quarter ended 30 September 2011 (Unaudited)	Year ended 30 June 2012 (Audited)
Net profit for the period		522	107	478	2 645
Other comprehensive income for the period, net of income tax		26	606	955	1 587
Foreign exchange translation		26	506	924	1 485
(Loss)/gain on fair value movement of available-for-sale investments		–	(44)	31	(42)
Impairment of available-for-sale investments recognised in profit or loss	4	–	144	–	144
Total comprehensive income for the period		**548**	**713**	**1 433**	**4 232**
Attributable to:					
Owners of the parent		548	713	1 433	4 232

The accompanying notes are an integral part of these condensed consolidated financial statements.

The unaudited condensed consolidated financial statements for the quarter ended 30 September 2012 have been prepared by Harmony Gold Mining Company Limited's corporate reporting team headed by Mr Herman Perry. This process was supervised by the financial director, Mr Frank Abbott and approved by the board of Harmony Gold Mining Company Limited. These financial statements have not been audited or independently reviewed.

CONDENSED CONSOLIDATED BALANCE SHEETS (Rand)

Figures in million	Note	At 30 September 2012 (Unaudited)	At 30 June 2012 (Audited)	At 30 September 2011 (Unaudited)
ASSETS				
Non-current assets				
Property, plant and equipment		33 334	32 853	32 278
Intangible assets		2 194	2 196	2 171
Restricted cash		36	36	31
Restricted investments		1 919	1 842	1 860
Deferred tax assets		523	486	1 287
Investments in financial assets	4	98	146	215
Inventories		58	58	168
Trade and other receivables		20	28	24
Total non-current assets		**38 182**	**37 645**	**38 034**
Current assets				
Inventories		1 185	996	1 006
Trade and other receivables		1 165	1 245	876
Income and mining taxes		8	118	100
Cash and cash equivalents		2 266	1 773	1 325
		4 624	4 132	3 307
Assets of disposal groups classified as held for sale	6	1 658	1 423	314
Total current assets		**6 282**	**5 555**	**3 621**
Total assets		**44 464**	**43 200**	**41 655**
EQUITY AND LIABILITIES				
Share capital and reserves				
Share capital		28 331	28 331	28 314
Other reserves		2 515	2 444	1 741
Retained earnings		3 611	3 307	1 313
Total equity		**34 457**	**34 082**	**31 368**
Non-current liabilities				
Deferred tax liabilities		3 166	3 106	4 300
Provision for environmental rehabilitation		1 895	1 865	2 046
Retirement benefit obligation		181	177	167
Other provisions		33	30	7
Derivative financial liabilities	3	54	–	–
Borrowings	8	1 840	1 503	1 684
Total non-current liabilities		**7 169**	**6 681**	**8 204**
Current liabilities				
Borrowings	8	306	313	331
Income and mining taxes		110	1	3
Derivative financial liabilities	3	16	–	–
Trade and other payables		1 966	1 747	1 733
		2 398	2 061	2 067
Liabilities of disposal groups classified as held for sale	6	440	376	16
Total current liabilities		**2 838**	**2 437**	**2 083**
Total equity and liabilities		**44 464**	**43 200**	**41 655**

The accompanying notes are an integral part of these condensed consolidated financial statements.

CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (Rand) (Unaudited)

for the quarter ended 30 September 2012

Figures in million	Share capital	Other reserves	Retained earnings	Total
Balance – 30 June 2012	28 331	2 444	3 307	34 082
Share-based payments	–	45	–	45
Net profit for the period	–	–	522	522
Other comprehensive income for the period	–	26	–	26
Dividends paid[1]	–	–	(218)	(218)
Balance – 30 September 2012	**28 331**	**2 515**	**3 611**	**34 457**
Balance – 30 June 2011	28 305	762	1 093	30 160
Issue of shares	9	–	–	9
Share-based payments	–	24	–	24
Net profit for the period	–	–	478	478
Other comprehensive income for the period	–	955	–	955
Dividends paid[2]	–	–	(258)	(258)
Balance – 30 September 2011	**28 314**	**1 741**	**1 313**	**31 368**

1. *Dividend of 50 SA cents declared on 13 August 2012.*
2. *Dividend of 60 SA cents declared on 12 August 2011.*

The accompanying notes are an integral part of these condensed consolidated financial statements.

CONDENSED CONSOLIDATED CASH FLOW STATEMENTS (Rand)

Figures in million	Quarter ended 30 September 2012 (Unaudited)	Quarter ended 30 June 2012 (Unaudited)	Quarter ended 30 September 2011 (Unaudited)	Year ended 30 June 2012 (Audited)
Cash flow from operating activities				
Cash generated by operations	1 337	1 211	1 092	4 551
Interest and dividends received	26	20	16	80
Interest paid	(29)	(38)	(41)	(141)
Income and mining taxes refunded/(paid)	108	(163)	–	(277)
Cash generated by operating activities	**1 442**	**1 030**	**1 067**	**4 213**
Cash flow from investing activities				
Cash transferred to disposal group	(162)	–	–	–
Proceeds on disposal of investment in associate	–	29	–	222
Proceeds on disposal of Evander 6 and Twistdraai	–	125	–	125
Other investing activities	–	(56)	–	(85)
Net additions to property, plant and equipment	(893)	(952)	(668)	(3 140)
Cash utilised by investing activities	**(1 055)**	**(854)**	**(668)**	**(2 878)**
Cash flow from financing activities				
Borrowings raised	330	342	799	1 443
Borrowings repaid	(9)	(161)	(352)	(1 248)
Ordinary shares issued – net of expenses	–	3	9	26
Dividends paid	(218)	–	(258)	(431)
Cash generated/(utilised) by financing activities	**103**	**184**	**198**	**(210)**
Foreign currency translation adjustments	**3**	**(14)**	**35**	**(45)**
Net increase in cash and cash equivalents	493	346	632	1 080
Cash and cash equivalents – beginning of period	1 773	1 427	693	693
Cash and cash equivalents – end of period	**2 266**	**1 773**	**1 325**	**1 773**

The accompanying notes are an integral part of these condensed consolidated financial statements.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

for the period ended 30 September 2012 (Rand)

1. Accounting policies

Basis of accounting

The condensed consolidated financial statements for the quarter ended 30 September 2012 have been prepared in accordance with IAS 34, Interim Financial Reporting, JSE Listings Requirements and in the manner required by the Companies Act of South Africa. They should be read in conjunction with the annual financial statements for the year ended 30 June 2012, which have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (IFRS). The accounting policies are consistent with those described in the annual financial statements, except for the adoption of applicable revised and/or new standards issued by the International Accounting Standards Board.

2. Cost of sales

	Quarter ended			Year ended
Figures in million	30 September 2012 (Unaudited)	30 June 2012 (Unaudited)	30 September[1] 2011 (Unaudited)	30 June 2012 (Audited)
Production costs – excluding royalty	2 814	2 623	2 409	9 791
Royalty expense	56	16	31	120
Amortisation and depreciation	481	548	445	1 921
Reversal of impairment of assets	–	(60)	–	(60)
Rehabilitation expenditure	7	20	5	(17)
Care and maintenance cost of restructured shafts	20	19	29	88
Employment termination and restructuring costs	7	11	34	81
Share-based payments[2]	105	21	22	87
Other	–	127	–	126
Total cost of sales	**3 490**	**3 325**	**2 975**	**12 137**

1. *The comparative figures are re-presented due to Evander being reclassified as a discontinued operation. See note 6 in this regard*
2. *Refer to note 3 for details*

3. Share-based payments

This includes the cost relating to the new Employee Share Ownership Plan (ESOP) awards that were granted in August 2012. In terms of the ESOP rules, all employees other than management were awarded a minimum of 100 Scheme Shares and 200 Share Appreciation Rights (SARs), with employees with service longer than ten years receiving an additional ten percent. Both the Scheme Shares and SARs vest in five equal portions on each anniversary of the award. In addition these employees qualify for an additional cash bonus under the SARs in the event that the share price growth is less than R18 per share. The effect of the bonus puts the employees in the position they would have been in had the share price increased by R18 per share since issue date.

Harmony issued 3.5 million shares to the Tlhakanelo Share Trust, on 31 August 2012. In addition, 6 817 880 SARs were issued. In terms of IFRS 2, *Share-based Payment*, the SARs includes an equity-settled portion as well as a cash-settled portion related to the cash bonus. The cash-settled portion has been recognised on the balance sheet as a derivative financial liability, the fair value of which will be re-measured at each reporting date.

4. Impairment of investments

The impairment of the investment in Witswatersrand Consolidated Gold Resources Limited (Wits Gold) results from the decline in the fair value of the investment on the JSE.

5. Taxation

The Supreme Court of Appeal's decision on Freegold's appeal regarding the South African Revenue Service's (SARS) application of mining tax ringfencing was received on 1 October 2012 and the Court found in favour of SARS. This resulted in additional normal taxes of R94 million offset by deferred tax credits of R154 million. Unredeemed capital deductions are not allowed against non-mining income. However these deductions will be allowable against future mining income.

6. Disposal groups classified as held for sale and discontinued operations

Evander Gold Mines Limited

The assets and liabilities of Evander Gold Mines Limited (Evander), a wholly-owned subsidiary of Harmony Gold Mining Company Limited (Harmony), have been classified as held for sale following signing of a sale of shares and claims agreement on 30 January 2012. On 30 May 2012, Harmony announced the signing of a new sale of shares and claims agreement with Pan African Resources plc (Pan African).The disposal will be for an aggregate purchase consideration of R1.5 billion, excluding the proceeds of the Taung Gold Limited transaction.

The transaction is subject to, among others, the following conditions precedent:

- Pan African obtaining the requisite shareholder approval for the acquisition; and
- obtaining all relevant regulatory approvals

The operation also meets the requirements to be classified as a discontinued operation. The comparative figures in the income statement have been re-presented as a result.

7. Earnings/(loss) and net asset value per share

	Quarter ended			Year ended
	30 September 2012 (Unaudited)	30 June 2012 (Unaudited)	30 September[1] 2011 (Unaudited)	30 June 2012 (Audited)
Weighted average number of shares (million)	431.5	431.4	431.1	430.8
Weighted average number of diluted shares (million)	432.3	432.3	431.6	432.0
Total earnings/(loss) per share (cents):				
Basic earnings	121	25	111	614
Diluted earnings	121	25	111	612
Headline earnings/(loss)	123	(6)	95	565
– from continuing operations	102	(11)	70	465
– from discontinued operations	21	5	25	100
Diluted headline earnings/(loss)	123	(6)	95	563
– from continuing operations	102	(11)	70	463
– from discontinued operations	21	5	25	100
Figures in million				
Reconciliation of headline earnings:				
Continuing operations				
Net profit/(loss)	433	(73)	367	2 053
Adjusted for:				
Reversal of impairment of investment in associate*	–	–	(48)	(56)
Impairment of investments*	48	144	–	144
Reversal of impairment of assets	–	(60)	–	(60)
Taxation effect on impairment of assets	–	(34)	–	(34)
Profit on sale of property, plant and equipment	(55)	(34)	(26)	(63)
Taxation effect of profit on sale of property, plant and equipment	14	9	7	16
Headline earnings/(loss)	**440**	**(48)**	**300**	**2 000**
Discontinued operations				
Net profit	89	180	111	592
Adjusted for:				
Profit on sale of property, plant and equipment	–	(230)	–	(232)
Taxation effect of profit on sale of property, plant and equipment	–	71	–	72
Headline earnings	**89**	**21**	**111**	**432**
Total headline earnings/(loss)	**529**	**(27)**	**411**	**2 432**

[1] *The comparative figures are re-presented due to Evander being reclassified as a discontinued operation. See note 6 in this regard*

* *There is no taxation effect on these items*

Net asset value per share

	At 30 September 2012 (Unaudited)	At 30 June 2012 (Audited)	At 30 September 2011 (Unaudited)
Number of shares in issue	435 064 236	431 564 236	430 272 715
Net asset value per share (cents)	7 920	7 897	7 290

8. Borrowings

The Nedbank revolving credit facility was repaid in full during the December 2011 quarter and the full R850 million facility is available until December 2013.

The balance on the Nedbank term facilities at 30 September 2012 is R762 million.

US$40 million of the US$300 million syndicated revolving credit facility was drawn during the September 2012 quarter, taking the drawn down level to US$170 million. The facility is repayable by August 2015.

9. Commitments and contingencies

Figures in million	At 30 September 2012 (Unaudited)	At 30 June 2012 (Audited)	At 30 September 2011 (Unaudited)
Capital expenditure commitments:			
Contracts for capital expenditure	510	519	290
Authorised by the directors but not contracted for	2 263	2 257	3 570
	2 773	**2 776**	**3 860**

This expenditure will be financed from existing resources and, where appropriate, borrowings.

Contingent liability

For a detailed disclosure on contingent liabilities refer to Harmony's annual report for the financial year ended 30 June 2012, available on the group's website (www.harmony.co.za). There were no significant changes in contingencies since 30 June 2012.

10. Related parties

Key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of the group, directly or indirectly, including any director (whether executive or otherwise) of the group. During the September 2012 quarter, Harmony shares were purchased by certain directors as set out below:

Graham Briggs	14 347 shares
Frank Abbott	73 900 shares
Ken Dicks	12 500 shares

11. Subsequent events

(a) Tax court judgement – refer to note 5 for the details.

(b) On 2 October 2012 employees at our Kusasalethu operation went on strike. This will affect production in the December 2012 quarter. Refer to the CEO's review on page 3 for further details.

12. Segment report

The segment report follows on the page 25.

13. Reconciliation of segment information to consolidated income statements

Figures in million	30 September 2012 (Unaudited)	30 September[1] 2011 (Unaudited)
The "Reconciliation of segment information to consolidated income statements" line item in the segment report is broken down in the following elements, to give a better understanding of the differences between the income statement and segment report:		
Reconciliation of production profit to gross profit		
Total segment revenue	4 619	3 929
Total segment production costs	(3 070)	(2 623)
Production profit per segment report	1 549	1 306
Discontinued operations	(141)	(172)
Production profit from continuing operations	1 408	1 134
Cost of sales items, other than production costs and royalty expense	(620)	(535)
Gross profit as per income statements*	**788**	**599**

[1] *The comparative figures are re-presented due to Evander being reclassified as a discontinued operation. See note 6 in this regard*

* *The reconciliation was done up to the first recognisable line item on the income statement. The reconciliation will follow the income statement after that.*

SEGMENT REPORT (Rand/Metric) (Unaudited)

for the quarter ended 30 September 2012

	Revenue 30 September		Production cost 30 September		Production profit/(loss) 30 September		Capital expenditure 30 September		Kilograms produced 30 September		Tonnes milled 30 September	
	2012	2011	2012	2011	2012	2011	2012	2011	2012	2011	2012	2011
	R million		R million		R million		R million		kg		t'000	
Continuing operations												
South Africa												
Underground												
Kusasalethu	684	575	434	335	250	240	116	98	1 601	1 554	328	331
Doornkop	374	348	249	230	125	118	78	65	871	866	245	277
Phakisa	298	206	251	188	47	18	78	74	679	526	142	113
Tshepong	509	466	383	305	126	161	75	59	1 159	1 183	313	287
Masimong	436	314	258	215	178	99	36	50	987	796	261	232
Target 1	443	366	224	206	219	160	87	63	1 071	939	178	210
Bambanani	194	175	148	201	46	(26)	32	77	438	498	43	92
Joel	375	283	162	149	213	134	38	13	900	691	167	147
Unisel[(1)]	190	136	146	121	44	15	16	16	430	340	116	92
Target 3	151	93	124	105	27	(12)	28	12	367	241	87	78
Surface												
All other surface operations	337	353	230	242	107	111	93	26	821	863	2 390	2 431
Total South Africa	**3 991**	**3 315**	**2 609**	**2 297**	**1 382**	**1 018**	**677**	**553**	**9 324**	**8 497**	**4 270**	**4 290**
International												
Hidden Valley	287	259	261	143	26	116	87	40	689	792	491	415
Other	–	–	–	–	–	–	131	69	–	–	–	–
Total international	**287**	**259**	**261**	**143**	**26**	**116**	**218**	**109**	**689**	**792**	**491**	**415**
Total continuing operations	**4 278**	**3 574**	**2 870**	**2 440**	**1 408**	**1 134**	**895**	**662**	**10 013**	**9 289**	**4 761**	**4 705**
Discontinued operations												
Evander	341	355	200	183	141	172	53	38	817	918	159	165
Total discontinued operations	**341**	**355**	**200**	**183**	**141**	**172**	**53**	**38**	**817**	**918**	**159**	**165**
Total operations	**4 619**	**3 929**	**3 070**	**2 623**	**1 549**	**1 306**	**948**	**700**	**10 830**	**10 207**	**4 920**	**4 870**
Reconciliation of the segment information to the consolidated income statement (refer to note 13)	(341)	(355)	(200)	(183)								
	4 278	**3 574**	**2 870**	**2 440**								

(1) *The Virginia segment comprised of several mines, including Unisel. The other mines were placed on care and maintenance, the last in October 2010. As their results are no longer included in the comparative information, Unisel now becomes a segment on its own.*

HARMONY

HARMONY™

Operating results (US$/Imperial)

		Three months ended	South Africa – Underground production: Kusasa-lethu	Doorn-kop	Phakisa	Tshepong	Masi-mong	Target 1	Bamba-nani	Joel	Unisel	Target 3	Steyn 2	Total Under-ground	South Africa – Surface production: Phoenix	Dumps	Kalgold	Total Surface	Other	Total South Africa	International: Hidden Valley	Other	Total Continuing Operations	Discontinued Operations: Evander	Evander Surface	Harmony Total
Ore milled	**– t'000**	**Sep-12**	**362**	**270**	**157**	**345**	**288**	**196**	**36**	**184**	**128**	**96**	**11**	**2 073**	**1 418**	**788**	**430**	**2 636**	**–**	**4 709**	**541**	**–**	**5 250**	**129**	**46**	**5 425**
		Jun-12	372	288	169	350	255	198	24	162	124	88	13	2 043	1 423	772	372	2 567	–	4 610	506	–	5 116	107	55	5 278
Gold produced	**– oz**	**Sep-12**	**51 473**	**28 003**	**21 830**	**37 263**	**31 733**	**34 433**	**10 835**	**28 936**	**13 825**	**11 799**	**3 247**	**273 377**	**6 462**	**9 002**	**10 931**	**26 395**	**–**	**299 772**	**22 152**	**–**	**321 924**	**24 370**	**1 897**	**348 191**
		Jun-12	51 120	26 106	23 824	40 253	24 242	25 978	6 462	25 399	14 757	9 324	3 376	250 841	6 430	10 610	8 777	25 817	–	276 658	21 348	–	298 006	20 898	1 447	320 351
Yield	**– oz/t**	**Sep-12**	**0.142**	**0.104**	**0.139**	**0.108**	**0.110**	**0.176**	**0.301**	**0.157**	**0.108**	**0.123**	**0.295**	**0.132**	**0.005**	**0.011**	**0.025**	**0.010**	**–**	**0.064**	**0.041**	**–**	**0.061**	**0.189**	**0.041**	**0.064**
		Jun-12	0.137	0.091	0.141	0.115	0.095	0.131	0.269	0.157	0.119	0.106	0.260	0.123	0.005	0.014	0.024	0.010	–	0.060	0.042	–	0.058	0.195	0.026	0.061
Cash operating costs	**– $/oz**	**Sep-12**	**1 066**	**1 109**	**1 387**	**1 241**	**1 002**	**836**	**1 243**	**716**	**1 275**	**1 357**	**1 446**	**1 081**	**1 083**	**1 426**	**948**	**1 144**	**–**	**1 087**	**1 430**	**–**	**1 110**	**1 013**	**540**	**1 100**
		Jun-12	931	1 082	1 136	1 041	1 059	1 079	1 632	692	1 085	1 469	1 221	1 038	968	947	961	957	–	1 031	1 510	–	1 065	1 165	1 008	1 071
Cash operating costs	**– $/t**	**Sep-12**	**152**	**115**	**193**	**134**	**110**	**147**	**374**	**113**	**138**	**167**	**427**	**143**	**5**	**16**	**24**	**11**	**–**	**69**	**59**	**–**	**68**	**191**	**22**	**71**
		Jun-12	128	98	160	120	101	142	440	109	129	156	317	127	4	13	23	10	–	62	64	–	62	227	27	65
Gold sold	**– oz**	**Sep-12**	**49 673**	**27 264**	**21 798**	**37 231**	**31 701**	**32 408**	**10 835**	**27 521**	**13 825**	**11 092**	**3 247**	**266 595**	**5 755**	**8 648**	**10 160**	**24 563**	**–**	**291 158**	**20 834**	**–**	**311 992**	**22 956**	**1 897**	**336 845**
		Jun-12	48 612	26 267	23 759	40 092	24 177	28 196	6 462	26 814	14 725	10 095	3 344	252 543	6 623	10 770	9 517	26 910	–	279 453	20 609	–	300 062	21 219	1 447	322 728
Revenue	**($'000)**	**Sep-12**	**82 874**	**45 403**	**36 177**	**61 736**	**52 813**	**53 689**	**18 119**	**45 450**	**23 059**	**18 343**	**5 375**	**443 038**	**9 561**	**14 332**	**16 988**	**40 881**	**–**	**483 919**	**34 781**	**–**	**518 700**	**38 233**	**3 160**	**560 093**
		Jun-12	79 008	42 423	38 325	64 668	38 998	45 362	10 423	43 304	23 756	16 283	5 397	407 947	10 723	17 352	15 390	43 465	–	451 412	33 102	–	484 514	34 392	2 340	521 246
Cash operating costs	**($'000)**	**Sep-12**	**54 857**	**31 064**	**30 277**	**46 242**	**31 796**	**28 773**	**13 470**	**20 713**	**17 626**	**16 007**	**4 695**	**295 520**	**7 000**	**12 837**	**10 366**	**30 203**	**–**	**325 723**	**31 686**	**–**	**357 409**	**24 692**	**1 025**	**383 126**
		Jun-12	47 590	28 249	27 069	41 896	25 676	28 034	10 549	17 588	16 010	13 694	4 123	260 478	6 226	10 044	8 438	24 708	–	285 186	32 240	–	317 426	24 341	1 458	343 225
Inventory movement	**($'000)**	**Sep-12**	**(2 288)**	**(884)**	**104**	**150**	**(492)**	**(1 630)**	**(280)**	**(1 025)**	**45**	**(910)**	**4**	**(7 206)**	**(583)**	**(987)**	**(623)**	**(2 193)**	**–**	**(9 399)**	**(65)**	**–**	**(9 464)**	**(1 461)**	**–**	**(10 925)**
		Jun-12	(2 359)	884	(284)	27	6	2 269	(77)	2 087	(274)	1 111	(60)	3 330	327	275	1 535	2 137	–	5 467	2 146	–	7 613	(783)	–	6 830
Operating costs	**($'000)**	**Sep-12**	**52 569**	**30 180**	**30 381**	**46 392**	**31 304**	**27 143**	**13 190**	**19 688**	**17 671**	**15 097**	**4 699**	**288 314**	**6 417**	**11 850**	**9 743**	**28 010**	**–**	**316 324**	**31 621**	**–**	**347 945**	**23 231**	**1 025**	**372 201**
		Jun-12	45 231	29 133	26 785	41 923	25 682	30 303	10 472	19 675	15 736	14 805	4 063	263 808	6 553	10 319	9 973	26 845	–	290 653	34 386	–	325 039	23 558	1 458	350 055
Operating profit	**($'000)**	**Sep-12**	**30 305**	**15 223**	**5 796**	**15 344**	**21 509**	**26 546**	**4 929**	**25 762**	**5 388**	**3 246**	**676**	**154 724**	**3 144**	**2 482**	**7 245**	**12 871**	**–**	**167 595**	**3 160**	**–**	**170 755**	**15 002**	**2 135**	**187 892**
		Jun-12	33 777	13 290	11 540	22 745	13 316	15 059	(49)	23 629	8 020	1 478	1 334	144 139	4 170	7 033	5 417	16 620	–	160 759	(1 284)	–	159 475	10 834	882	171 191
Capital expenditure	**($'000)**	**Sep-12**	**14 119**	**9 419**	**9 414**	**9 124**	**4 397**	**10 475**	**3 790**	**4 620**	**1 887**	**3 434**	**102**	**70 781**	**8 229**	**699**	**1 521**	**10 449**	**812**	**82 042**	**10 567**	**15 877**	**108 486**	**6 485**	**–**	**114 971**
		Jun-12	12 683	11 376	9 257	10 937	5 185	8 763	5 318	5 157	2 504	3 917	1 361	76 458	2 660	1 099	3 398	7 157	969	84 584	14 943	14 982	114 509	5 730	–	120 239

CONDENSED CONSOLIDATED INCOME STATEMENTS (US$)

(Convenience translation)

Figures in million	Quarter ended 30 September 2012 (Unaudited)	Quarter ended 30 June 2012 (Unaudited)	Quarter ended 30 September[1] 2011 (Unaudited)	Year ended 30 June 2012 (Audited)
Continuing operations				
Revenue	519	485	501	1 953
Cost of sales	(423)	(409)	(417)	(1 561)
Production costs	(348)	(325)	(342)	(1 276)
Amortisation and depreciation	(58)	(67)	(62)	(247)
Reversal of impairment of assets	–	7	–	7
Employment termination and restructuring costs	(1)	(1)	(5)	(10)
Share-based payments	(13)	(3)	(3)	(11)
Other items	(3)	(20)	(5)	(24)
Gross profit	**96**	**76**	**84**	**392**
Corporate, administration and other expenditure	(13)	(11)	(11)	(45)
Social investment expenditure	(2)	(3)	(2)	(9)
Exploration expenditure	(16)	(20)	(13)	(64)
Profit on sale of property, plant and equipment	7	4	4	8
Other (expenses)/income – net	–	(9)	3	(6)
Operating profit	**72**	**37**	**65**	**276**
Reversal of impairment of investment in associate	–	–	7	7
Impairment of investments	(6)	(18)	–	(19)
Net gain/(loss) on financial instruments	9	1	(4)	11
Investment income	4	4	2	12
Finance cost	(7)	(8)	(10)	(37)
Profit before taxation	**72**	**16**	**60**	**250**
Taxation	(18)	(24)	(8)	16
Normal taxation	(13)	(10)	(6)	(25)
Deferred taxation	(5)	(14)	(2)	41
Net profit/(loss) from continuing operations	**54**	**(8)**	**52**	**266**
Discontinued operations				
Profit from discontinued operations	11	22	15	75
Net profit for the period	**65**	**14**	**67**	**341**
Attributable to:				
Owners of the parent	65	14	67	341
Earnings per ordinary share (cents)				
Earnings/(loss) from continuing operations	12	(2)	12	61
Earnings from discontinued operations	3	5	4	18
Total earnings	**15**	**3**	**16**	**79**
Diluted earnings per ordinary share (cents)				
Earnings/(loss) from continuing operations	12	(2)	12	61
Earnings from discontinued operations	3	5	4	18
Total diluted earnings	**15**	**3**	**16**	**79**

[1] The comparative figures are re-presented due to Evander being reclassified as a discontinued operation

The currency conversion average rates for the quarter ended: September 2012: US$1 = R8.25 (June 2012: US$1 = R8.12, September 2011: US$1 = R7.14). For year ended: June 2012: US$1 = R7.77.

The income statement for the year ended 30 June 2012 has been extracted from the 2012 Annual Report.

CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (US$)

(Convenience translation)

Figures in million	Quarter ended 30 September 2012 (Unaudited)	Quarter ended 30 June 2012 (Unaudited)	Quarter ended 30 September 2011 (Unaudited)	Year ended 30 June 2012 (Audited)
Net profit for the period	65	14	67	341
Other comprehensive income/(loss) for the period, net of income tax	3	74	134	(595)
Foreign exchange translation	3	62	129	(607)
(Loss)/gain on fair value movement of available-for-sale investments	–	(6)	4	(7)
Impairment of available-for-sale investments recognised in profit or loss	–	18	–	19
Total comprehensive income/(loss) for the period	**68**	**88**	**201**	**(254)**
Attributable to:				
Owners of the parent	68	88	201	(254)

The currency conversion average rates for the quarter ended: September 2012: US$1 = R8.25 (June 2012: US$1 = R8.12, September 2011: US$1 = R7.14). For year ended: June 2012: US$1 = R7.77.

The statement of comprehensive income for the year ended 30 June 2012 has been extracted from the 2012 Annual Report.

Note on convenience translations

Except where specific statements have been extracted from the 2012 Annual Report, the requirements of IAS 21, The Effects of the Changes in Foreign Exchange Rates, have not necessarily been applied in the translation of the US Dollar financial statements presented on pages 28 to 33.

CONDENSED CONSOLIDATED BALANCE SHEETS (US$)

(Convenience translation)

Figures in million	At 30 September 2012 (Unaudited)	At 30 June 2012 (Audited)	At 30 September 2011 (Unaudited)
ASSETS			
Non-current assets			
Property, plant and equipment	4 045	4 003	3 997
Intangible assets	266	268	269
Restricted cash	4	4	4
Restricted investments	233	224	230
Deferred tax assets	63	59	159
Investments in financial assets	12	18	27
Inventories	7	7	21
Trade and other receivables	2	3	3
Total non-current assets	**4 632**	**4 586**	**4 710**
Current assets			
Inventories	144	121	125
Trade and other receivables	141	152	109
Income and mining taxes	1	14	12
Cash and cash equivalents	275	216	164
	561	503	410
Assets of disposal groups classified as held for sale	202	174	39
Total current assets	**763**	**677**	**449**
Total assets	**5 395**	**5 263**	**5 159**
EQUITY AND LIABILITIES			
Share capital and reserves			
Share capital	3 438	4 036	3 506
Other reserves	305	(64)	216
Retained earnings	438	180	163
Total equity	**4 181**	**4 152**	**3 885**
Non-current liabilities			
Deferred tax liabilities	384	378	533
Provision for environmental rehabilitation	230	227	253
Retirement benefit obligation	22	22	21
Other provisions	4	4	1
Derivative financial liabilities	7	–	–
Borrowings	223	183	209
Total non-current liabilities	**870**	**814**	**1 017**
Current liabilities			
Borrowings	37	38	41
Income and mining taxes	13	–	–
Derivative financial liabilities	2	–	–
Trade and other payables	239	213	214
	291	251	255
Liabilities of disposal groups classified as held for sale	53	46	2
Total current liabilities	**344**	**297**	**257**
Total equity and liabilities	**5 395**	**5 263**	**5 159**

The balance sheet for September 2012 converted at a conversion rate of US$1 = R8.24 (June 2012 US$1 = R 8.21, September 2011: US$1 = R8.08).

The balance sheet as at 30 June 2012 has been extracted from the 2012 Annual Report.

CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (US$) (Unaudited)

for the quarter ended 30 September 2012 (Convenience translation)

Figures in million	Share capital	Other reserves	Retained earnings	Total
Balance – 30 June 2012	3 438	297	401	4 136
Share-based payments	–	5	–	5
Net profit for the period	–	–	63	63
Other comprehensive income for the period	–	3	–	3
Dividends paid	–	–	(26)	(26)
Balance – 30 September 2012	**3 438**	**305**	**438**	**4 181**
Balance – 30 June 2011	3 505	95	136	3 736
Issue of shares	1	–	–	1
Share-based payments	–	3	–	3
Net profit for the period	–	–	59	59
Other comprehensive income for the period	–	118	–	118
Dividends paid	–	–	(32)	(32)
Balance – 30 September 2011	**3 506**	**216**	**163**	**3 885**

The currency conversion closing rates for the year ended 30 September 2012: US$1 = R8.24 (September 2011: US$1 = R8.08).

CONDENSED CONSOLIDATED CASH FLOW STATEMENTS (US$)

(Convenience translation)

	Quarter ended			Year ended
Figures in million	30 September 2012 (Unaudited)	30 June 2012 (Unaudited)	30 September 2011 (Unaudited)	30 June 2012 (Audited)
Cash flow from operating activities				
Cash generated by operations	162	149	153	586
Interest and dividends received	3	2	2	10
Interest paid	(4)	(5)	(6)	(18)
Income and mining taxes refunded/(paid)	13	(20)	–	(33)
Cash generated by operating activities	**174**	**126**	**149**	**545**
Cash flow from investing activities				
Cash transferred to disposal group	(20)	–	–	–
Proceeds on disposal of investment in associate	–	4	–	28
Proceeds on disposal of Evander 6 and Twistdraai	–	15	–	15
Other investing activities	–	(7)	–	(10)
Net additions to property, plant and equipment	(108)	(117)	(94)	(404)
Cash utilised by investing activities	**(128)**	**(105)**	**(94)**	**(371)**
Cash flow from financing activities				
Borrowings raised	40	42	112	188
Borrowings repaid	(1)	(20)	(49)	(159)
Ordinary shares issued – net of expenses	–	–	1	3
Dividends paid	(26)	–	(36)	(57)
Cash generated/(utilised) by financing activities	**13**	**22**	**28**	**(25)**
Foreign currency translation adjustments	**–**	**(13)**	**(21)**	**(35)**
Net increase in cash and cash equivalents	59	30	62	114
Cash and cash equivalents – beginning of period	216	186	102	102
Cash and cash equivalents – end of period	**275**	**216**	**164**	**216**

The currency conversion average rates for the quarter ended: September 2012: US$1 = R8.25 (June 2012: US$1 = R8.12, September 2011: US$1 = R7.14). For year ended: June 2012: US$1 = R7.77.

Closing balance translated at closing rates of: September 2012: US$1 = R8.24 (June 2012 US$1 = R 8.21, September 2011: US$1 = R8.08).

The cash flow statement for the year ended 30 June 2012 has been extracted from the 2012 Annual Report.

Segment report (US$/Imperial) (Unaudited)
for the quarter ended 30 September 2012

	Revenue 30 September 2012 US$ million	Revenue 30 September 2011 US$ million	Production cost 30 September 2012 US$ million	Production cost 30 September 2011 US$ million	Production profit/(loss) 30 September 2012 US$ million	Production profit/(loss) 30 September 2011 US$ million	Capital expenditure 30 September 2012 US$ million	Capital expenditure 30 September 2011 US$ million	Ounces produced 30 September 2012 oz	Ounces produced 30 September 2011 oz	Tons milled 30 September 2012 t'000	Tons milled 30 September 2011 t'000
Continuing operations												
South Africa												
Underground												
Kusasalethu	83	81	53	47	30	34	14	14	51 473	49 962	362	365
Doornkop	45	49	30	32	15	17	9	9	28 003	27 843	270	305
Phakisa	36	29	30	26	6	3	9	10	21 830	16 911	157	125
Tshepong	62	65	46	43	16	22	9	8	37 263	38 034	345	316
Masimong	53	44	31	30	22	14	4	7	31 733	25 592	288	256
Target 1	54	51	27	29	27	22	11	9	34 433	30 190	196	232
Bambanani	23	24	18	28	5	(4)	4	11	14 082	16 011	47	101
Joel	45	40	20	21	25	19	5	2	28 936	22 216	184	162
Unisel(1)	23	19	18	17	5	2	2	2	13 825	10 931	128	101
Target 3	18	13	15	15	3	(2)	3	2	11 799	7 748	96	86
Surface												
All other surface operations	42	50	28	34	14	16	12	3	26 395	27 746	2 636	2 680
Total South Africa	**484**	**465**	**316**	**322**	**168**	**143**	**82**	**77**	**299 772**	**273 184**	**4 709**	**4 729**
International												
Hidden Valley	35	36	32	20	3	16	11	6	22 152	25 463	541	458
Other	–	–	–	–	–	–	16	10	–	–	–	–
Total international	**35**	**36**	**32**	**20**	**3**	**16**	**27**	**16**	**22 152**	**25 463**	**541**	**458**
Total continuing operations	**519**	**501**	**348**	**342**	**171**	**159**	**109**	**93**	**321 924**	**298 647**	**5 250**	**5 187**
Discontinued operations												
Evander	41	49	24	25	17	24	6	5	26 267	29 515	175	182
Total discontinued operations	**41**	**49**	**24**	**25**	**17**	**24**	**6**	**5**	**26 267**	**29 515**	**175**	**182**
Total operations	**560**	**550**	**372**	**367**	**188**	**183**	**115**	**98**	**348 191**	**328 162**	**5 425**	**5 369**

(1) The Virginia segment comprised of several mines, including Unisel. The other mines were placed on care and maintenance, the last in October 2010. As their results are no longer included in the comparative information, Unisel now becomes a segment on its own.

HARMONY

DEVELOPMENT RESULTS (Metric)

Quarter ended September 2012

	Reef Meters	Sampled Meters	Channel width (Cm's)	Channel value (g/t)	Gold (Cmg/t)
Kusasalethu					
VCR Reef	376	376	95.86	13.15	1 260
All Reefs	**376**	**376**	**95.86**	**13.15**	**1 260**
Doornkop					
South Reef	271	192	43.00	23.44	1 000
All Reefs	**271**	**192**	**43.00**	**23.25**	**1 000**
Phakisa					
Basal	275	296	98.84	8.25	815
All Reefs	**275**	**296**	**98.84**	**8.25**	**815**
Tshepong					
Basal	307	280	9.09	219.93	2 000
B Reef	356	338	59.88	14.65	877
All Reefs	**664**	**618**	**36.87**	**37.59**	**1 386**
Masimong 5					
Basal	336	332	50.53	16.90	854
B Reef	163	174	81.10	8.82	715
All Reefs	**499**	**506**	**61.04**	**13.21**	**806**
Total Target					
(Incl. Target 1 & Target 3)					
Elsburg	392	276	106.06	4.74	503
A Reef	88	80	84.70	12.12	1 027
B Reef	51	78	124.10	18.04	2 239
All Reefs	**530**	**434**	**105.36**	**8.65**	**911**
Total Bambanani					
(Incl. Bambanani. Steyn 2)					
Basal	67	67	188.30	19.03	3 583
All Reefs	**67**	**67**	**188.30**	**19.03**	**3 583**
Joel					
Beatrix	178	204	252.00	6.28	1 582
All Reefs	**178**	**204**	**252.00**	**6.28**	**1 582**
Evander 8					
Kimberley	436	429	18	104.005	1 872
All Reefs	**436**	**429**	**18.00**	**104.00**	**1 872**
Unisel					
Basal	262	228	77.05	17.37	1 338
Leader	414	392	221.00	6.20	1 370
All Reefs	**675**	**620**	**168.06**	**8.08**	**1 358**
Total Harmony					
Basal	1 247	1 203	65.51	20.69	1 356
Beatrix	178	204	252.00	6.28	1 582
Leader	414	392	221.00	6.20	1 370
B Reef	570	590	74.63	13.52	1 009
A Reef	88	80	84.70	12.12	1 027
Elsburg	392	276	106.06	4.74	503
Kimberley	436	429	18.00	104.00	1 872
South Reef	271	192	43.00	23.25	1 000
VCR	376	376	95.86	13.15	1 260
All Reefs	**3 971**	**3 742**	**93.25**	**13.69**	**1 276**

DEVELOPMENT RESULTS (Imperial)

Quarter ended September 2012

	Reef Feet	Sampled Feet	Channel Width (Inch)	Channel Value (oz/t)	Gold (In.oz/t)
Kusasalethu					
VCR Reef	1 234	1 234	38.00	0.38	14
All Reefs	**1 234**	**1 234**	**38.00**	**0.38**	**14**
Doornkop					
South Reef	888	630	17.00	0.68	11
All Reefs	**888**	**630**	**17.00**	**0.68**	**11**
Phakisa					
Basal	902	971	39.00	0.24	9
All Reefs	**902**	**971**	**39.00**	**0.24**	**9**
Tshepong					
Basal	1 008	919	4.00	5.74	23
B Reef	1 169	1 109	24.00	0.42	10
All Reefs	**2 177**	**2 028**	**15.00**	**1.06**	**16**
Masimong 5					
Basal	1 103	1 089	20.00	0.49	10
B Reef	534	571	32.00	0.26	8
All Reefs	**1 637**	**1 660**	**24.00**	**0.39**	**9**
Total Target					
(Incl. Target 1 & Target 3)					
Elsburg	1 285	906	42.00	0.14	6
A Reef	288	262	33.00	0.36	12
B Reef	166	256	49.00	0.52	26
All Reefs	**1 739**	**1 424**	**41.00**	**0.26**	**10**
Total Bambanani					
(Incl. Bambanani. Steyn 2)					
Basal	221	221	74.00	0.56	41
All Reefs	**221**	**221**	**74.00**	**0.56**	**41**
Joel					
Beatrix	583	669	99.00	0.18	18
All Reefs	**583**	**669**	**99.00**	**0.18**	**18**
Evander 8					
Kimberley	1 432	1 407	7.00	3.07	22
All Reefs	**1 432**	**1 407**	**7.00**	**3.07**	**22**
Unisel					
Basal	858	748	30.00	0.51	15
Leader	1 358	1 286	87.00	0.18	16
All Reefs	**2 216**	**2 034**	**66.00**	**0.24**	**16**
Total Harmony					
Basal	4 092	3 948	26.00	0.60	16
Beatrix	583	669	99.00	0.18	18
Leader	1 358	1 286	87.00	0.18	16
B Reef	1 869	1 936	29.00	0.40	12
A Reef	288	262	33.00	0.36	12
Elsburg	1 285	906	42.00	0.14	6
Kimberley	1 432	1 407	7.00	3.07	22
South Reef	888	630	17.00	0.68	11
VCR	1 234	1 234	38.00	0.38	14
All Reefs	**13 028**	**12 278**	**37.00**	**0.40**	**15**

PRINTED BY INCE (PTY) LTD
W2CF15240

NOTES





CONTACT DETAILS

Corporate Office

Randfontein Office Park
PO Box 2, Randfontein, 1760, South Africa
Corner Main Reef Road/Ward Avenue, Randfontein, 1759, South Africa
Telephone: +27 11 411 2000
Website: **www.harmony.co.za**

Directors

P T Motsepe* *Chairman*
M Motloba*^ *Deputy Chairman*
G P Briggs *Chief Executive Officer*
F Abbott *Financial Director*
H E Mashego *Executive Director*
F F T De Buck*^ *Lead independent director*
J A Chissano*[1]^, K V Dicks*^, Dr D S Lushaba*^, C Markus*^,
M Msimang*^, J Wetton*^, A J Wilkens*

* Non-executive
^ Independent
[1] Mozambican

Investor relations team

Henrika Basterfield
Investor Relations Officer
Telephone: +27 11 411 2314
Fax: +27 11 692 3879
Mobile: +27 82 759 1775
E-mail: henrika@harmony.co.za

Marian van der Walt
Executive: Corporate and Investor Relations
Telephone: +27 11 411 2037
Fax: +27 86 614 0999
Mobile: +27 82 888 1242
E-mail: marian@harmony.co.za

Company Secretary

Riana Bisschoff
Telephone: +27 11 411 6020
Mobile: +27 83 629 4706
E-mail: riana.bisschoff@harmony.co.za

South African Share Transfer Secretaries

Link Market Services South Africa (Proprietary) Limited
(Registration number 2000/007239/07)
13th Floor, Rennie House, 19 Ameshoff Street, Braamfontein, 2001
PO Box 4844, Johannesburg, 2000, South Africa
Telephone: +27 86 154 6572
Fax: +27 86 674 4381

United Kingdom Registrars

Capita Registrars
The Registry, 34 Beckenham Road, Beckenham
Kent BR3 4TU, United Kingdom
Telephone: 0871 664 0300 (UK) *(calls cost 10p a minute plus network extras, lines are open 8:30am – 5:30pm, Monday to Friday)*
or +44 (0) 20 8639 3399 *(calls from overseas)*
Fax: +44 (0) 20 8639 2220

ADR Depositary

Deutsche Bank Trust Company Americas
c/o American Stock Transfer and Trust Company, Peck Slip Station
PO Box 2050, New York, NY 10272-2050
E-mail Queries: adr@db.com
Toll Free: +1-866-243-9656
Intl: +1-718-921-8200
Fax: +1-718-921-8334

Sponsor

JP Morgan Equities Limited
1 Fricker Road, corner Hurlingham Road, Illovo, Johannesburg, 2196
Private Bag X9936, Sandton, 2146, South Africa
Telephone: +27 11 507 0300
Fax: +27 11 507 0503

Trading Symbols

JSE Limited: HAR
New York Stock Exchange, Inc: HMY
Euronext, Brussels: HMY
Berlin Stock Exchange: HAM1

Registration number

1950/038232/06
Incorporated in the Republic of South Africa

ISIN

ZAE000015228

HARMONY™

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: November 7, 2012

Harmony Gold Mining Company Limited

By: /s/ Frank Abbott

Name: Frank Abbott
Title: Financial Director